ELDORADO GOLD CORPORATION

Suite 1188 – 550 Burrard Street

Vancouver, British Columbia V6C 2B5

Telephone: (604) 687-4018

Facsimile: (604) 687-4026

Website Address: www.eldoradogold.com

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2007

March 31, 2008

TABLE OF CONTENTS

PRELIMINARY NOTES

4

CORPORATE STRUCTURE

5

DESCRIPTION OF THE BUSINESS

7

SUMMARY REVIEW

7

Production and Operation

7

Reserves and Resources

8

Turkey

11

Kisladag

11

Efemçukuru

17

Exploration

21

Environment

24

Acquisition and Dispositions

24

China

25

Acquisition of Afcan Mining Corporation

29

Tanjianshan

30

Exploration

38

Associated Projects

38

Brazil

39

São Bento

39

Exploration

42

Associated Projects

48

FINANCE

49

GOLD MARKET AND PRICE

50

FOREIGN CURRENCY EXPOSURE

50

GOLD REFINING, SALES AND HEDGING ACTIVITIES

50

EMPLOYEE RELATIONS AND PERSONNEL

51

COMPETITION

51

RISK FACTORS

51

MARKET FOR SECURITIES

64

DIVIDEND POLICY

64

DIRECTORS AND OFFICERS

64

CORPORATE GOVERNANCE AND BOARD COMMITTEES

68

LEGAL PROCEEDINGS

70

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

70

TABLE OF CONTENTS

(continued)

TRANSFER AGENTS & REGISTRARS

70

MATERIAL CONTRACTS

70

INTEREST OF EXPERTS

71

ADDITIONAL INFORMATION

71

GLOSSARY AND METRIC EQUIVALENTS

71

SCHEDULE A

79

PRELIMINARY NOTES

Financial Statements, MD&A and Currency

Eldorado Gold Corporation (unless the context otherwise requires references to “Eldorado”, the “Company”, “us”, “we” or “our” include Eldorado Gold Corporation and each of its subsidiaries) prepares and files its Annual Information Form (“AIF”), consolidated financial statements and Management Discussion & Analysis (“MD&A”) in United States (“US”) dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”) and reconciled to US GAAP. Unless otherwise indicated, all dollar amounts in this AIF are expressed in US dollars. Our consolidated financial statements and MD&A, Management Proxy Circular and 2007 Financial Review are filed with Canadian and US regulatory authorities. These documents are available at www.sedar.com under the Company’s name. A copy of the 2008 Management Proxy Circular and the 2007 Financial Review are available upon request.

Date of Information

All information in this AIF is as of December 31, 2007, unless otherwise indicated.

Forward-Looking Statements

Certain statements and information in this AIF, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws. Such forward-looking statements or information include, but are not limited to, statements or information with respect to financial disclosure, the future price of gold, estimation of mineral reserves and exploration and development capital requirements, and our goals and strategies. Often, these statements include words such as “plans”, “expects” or  “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

With respect to forward-looking statements and nformation included in this AIF, we have made numerous assumptions including among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals.  Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward looking statement will prove to be accurate. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; community and non-governmental actions and regulatory risks.

See this AIF and our quarterly and annual MD&A for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended. Also, many of the factors are beyond our control. Accordingly, readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date of this AIF except as may be required by law. All forward-looking statements and information made in this document are qualified by this cautionary statement.

The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council as may be amended from time to time by the CIM.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7. Under SEC Industry Guide 7 standards, a "Final" or "Bankable" feasibility study is required to report reserves, the three-year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under US federal securities laws and the rules and regulations thereunder.

ELDORADO GOLD CORPORATION

CORPORATE STRUCTURE

We were incorporated by Memorandum of Association on April 2, 1992 under the Companies Act (Bermuda) under the name “Eldorado Corporation Ltd.” On April 23, 1996, Eldorado was continued under the Company Act (British Columbia) and changed its name to “Eldorado Gold Corporation”. On June 28, 1996, Eldorado was continued under the Canada Business Corporations Act. On November 19, 1996, pursuant to a plan of arrangement, Eldorado and HRC Development Corporation were amalgamated under the laws of Canada under the name "Eldorado Gold Corporation".

Our head office is located at Suite 1188 – 550 Burrard Street, Vancouver BC, Canada, V6C 2B5. The Company, through its subsidiaries, also maintains offices in:

Ankara, Turkey

Uşak, Turkey

Izmir, Turkey

Beijing, China

Xining, China

Haixi District, China

Santa Barbara, Brazil

Belo Horizonte, Brazil

Our registered and records office and address for service is care of our solicitors, Fasken Martineau DuMoulin LLP, Suite 2900 – 550 Burrard Street, Vancouver, BC, Canada V6C 0A3.

Our mining operations, the Kisladag Mine (“Kisladag or the Kisladag mine”) and the Tanjianshan Mine (“Tanjianshan” or the “Tanjianshan mine”) and our development projects, Efemçukuru (“Efemçukuru or the Efemçukuru project”) and Vila Nova (the “Vila Nova Iron Ore Project” or “Vila Nova”) are each managed by a general manager as decentralized business units. We centrally manage exploration and acquisition strategies, corporate financing, global tax planning and metal and currency risk management programs at our head office in Vancouver. Our risk management program is developed by senior management and monitored by the Board of Directors.

Our material assets are owned through ten subsidiaries, as shown on the organizational chart below.

BUSINESS OF THE COMPANY

We are engaged in the production of, development of and exploration for gold and other minerals. We are also engaged in the acquisition of mineral resource properties. Our business is presently focused in Brazil, Turkey and China.

We produce gold through the mining and processing of ore. As of December 31, 2007, we had two operating mines: the 100 percent owned Kisladag mine located near Uşak, Turkey; and the 90 percent owned Tanjianshan mine located in Qinghai Province, China.  The São Bento Mine ceased mining operations in the January 2007.

Our growth strategy is to actively pursue opportunities by discovering new projects through grassroots exploration and acquiring advanced exploration, development or low cost production assets with the potential for increased resources. At any given time, discussions and activities with respect to these activities can be in process, each at different stages of due diligence. We may be currently engaged in discussions with respect to such opportunities, but have no binding agreements or commitments to enter into any transactions and there is no assurance that any potential transactions will be successfully completed.

A description of our business, including a description of how the business developed over the past three years is set out below under “Description of the Business” and under “Finance”.

DESCRIPTION OF THE BUSINESS

SUMMARY REVIEW

Production and Operation

The following table summarizes our total production and operating information for the year ended December 31, 2007:

	First Quarter 2007	Second Quarter 2007	Third Quarter 2007	Fourth Quarter 2007	Fourth Quarter 2006	2007	2006
Gold Production
Total Ounces Produced	88,780	98,970	61,385	32,000	50,425	281,135	135,653
Commercial Production	76,288	98,970	61,385	32,000	50,425	268,643	135,653
Cash Operating Cost ($/oz)[4]	220	259	228	216	274	236	324
Total Cash Cost ($/oz)[2,4]	233	287	264	262	278	263	330
Total Production Cost ($/oz)[3,4]	270	332	335	522	259	318	343
Realized Price ($/oz - sold)	647	664	667	774	615	674	609
Kisladag Mine, Turkey
Commercial Production	43,601	68,095	23,610	-	36,546	135,306	70,895
Tonnes to Pad	1,849,330	1,872,691	825,839	-	1,882,744	4,547,860	5,178,268
Grade (grams / tonne)	1.27	1.32	1.52	-	1.23	1.33	1.18
Cash Operating Cost ($/oz)[4]	192	187	191	-	191	189	206
Total Cash Cost ($/oz)[2,4]	194	190	194	-	193	192	208
Total Production Cost ($/oz)[3,4]	225	221	234	-	185	225	229
Tanjianshan Mine, China[5]
Total Ounces Produced	39,252	29,135	37,775	32,000	n/a	138,162	n/a
Commercial Production	26,760	29,135	37,775	32,000	n/a	125,670	n/a
Tonnes Milled	142,859	237,909	202,641	173,945	n/a	757,354	n/a
Grade (grams / tonne)	7.17	4.41	6.87	7.20	n/a	6.23	n/a
Cash Operating Cost ($/oz)[4]	260	440	251	216	n/a	288	n/a
Total Cash Cost ($/oz)[2,4]	291	522	307	261	n/a	342	n/a
Total Production Cost ($/oz)[3,4]	356	616	397	355	n/a	428	n/a
São Bento Mine, Brazil
Commercial Production	5,927	1,740	-	-	13,879	7,667	64,758
Tonnes Milled	20,069	-	-	-	69,295	20,069	334,814
Grade (grams / tonne)	8.88	-	-	-	6.06	11.71	6.71
Cash Operating Cost ($/oz)[4]	245	80	-	-	492	208	454
Total Cash Cost ($/oz)[2,4]	252	132	-	-	502	224	464
Total Production Cost ($/oz)[3,4]	211	(50)	-	-	455	152	467

1

Cost figures calculated in accordance with the Gold Institute Standard.

2

Cash Operating Costs, plus royalties and the cost of off-site administration.

3

Total Cash Costs, plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.

4

Cash operating, total cash and total production costs are non-GAAP measures.  See the section "Non-GAAP Measures" in the MD&A.5

5

The Tanjianshan gold mine commenced commercial production on February 1, 2007.

Projected 2008 Production
Mine	Ounces	Cash Cost
Kisladag	190,000	$222/oz.
Tanjianshan	109,000	$289/oz.

Reserves and Resources

Reserves

Eldorado has estimated proven and probable mineral reserves for Kisladag, Efemçukuru and Tanjianshan and Vila Nova. All reserves are calculated as of December 31, 2007 in accordance with NI 43-101 and CIM.  Reserves for Kisladag, Efemçukuru and Tanjianshan are based on a gold price of $600.  Iron ore reserves for Vila Nova are based on a price of $76 per dry metric ton.

The cut-off grades for the gold deposits are based on assumptions for plant recovery, gold value, mining dilution and recovery, along with operating and capital cost projections that are based on historical production figures. We may need to recalculate estimated reserves and resources based on actual production or exploration results. Changes in metal prices, increased production costs or changes in the recovery rate may make it unprofitable to develop the proven and probable reserves at a particular property or for a specific mine.

2008 Proven and Probable Reserves

Eldorado Gold Mineral Reserves, December 31, 2007

Project	Reserve Classification	Tonnes (x1000)	Grade (Au g/t or Fe %)	In-situ Gold ounces (x1000)
Gold
Kisladag	Proven	67,930	1.11	2,424
	Probable	85,400	1.12	3,076
	Proven + Probable	153,330	1.12	5,500
Tanjianshan	Proven	5,020	3.88	626
	Probable	2,322	4.13	308
	Proven + Probable	7,342	3.96	934
Efemçukuru	Proven	1,320	11.89	505
	Probable	2,465	9.04	716
	Proven + Probable	3,785	10.04	1,221
Total	Proven	74,270	1.49	3,555
	Probable	90,187	1.41	4,100
	Proven + Probable	164,457	1.45	7,655
Iron
Vila Nova	Proven	2,285	63.5
	Probable	6,987	60.2
	Proven + Probable	9,272	61.0

Notes:

1)

Gold price used was $600/oz.

2

 Cut-off grades (gold g/t):   Kisladag:  0.35 g/t oxide, 0.50 g/t sulphide;     Tanjianshan:  1.3 g/t QLT and JLG oxide, 1.64 g/t JLG sulphide;    Efemçukuru:  4.5 g/t

3

The Mineral Reserves are inclusive to the Mineral Resources

4)

Reserves for Tanjianshan represent 100% of which we control 90 percent

5)

Reserves for Vila Nova represent 100% of which we control 75 percent

Reconciliation of Reserves

 The following table reconciles Eldorado’s mineral reserves after taking into account gold production for 2007:

Mine	Reserves Dec. 31, 2006			Mined in 2007			Other Increases/Decreases in 2007			Reserves Dec. 31, 2007
	Tonnes (000)	Grade g/t	Oz. (000)	Tonnes (000)	Grade g/t	Oz. (000)	Tonnes (000)	Grade g/t	Oz. (000)	Tonnes (000)	Grade g/t	Oz. (000)
Sao Bento	Orebody depleted at year end	0	0	0	0	0	0			0	0	0
Tanjianshan	8,598	4.21	1,164	813	6.28	164	66,000 oz decrease due to a revised geologic interpretation in the JLG pit area			7,342	3.96	934
Kisladag	129,520	1.16	4,842	4,548	1.33	194	Reserves increased due to successful exploration drilling and higher gold prices			153,330	1.12	5,500

Notes:

1)

The Sao Bento Mine ceased mining operations in January 2007

The following table presents the measured, indicated and inferred mineral resources for Kisladag, Tanjianshan, Efemçukuru and Vila Nova. All resources are calculated in accordance with NI 43-101 and CIM. These resource estimates include the estimated reserves outlined above.

2008 Measured, Indicated and Inferred Gold Resources

Eldorado Gold Mineral Resources, December 31, 2007

Project	Resource Classification	Tonnes (x1000)	Grade (Au g/t or Fe %)	In-situ Gold ounces (x1000)	Cut off Grade (Au g/t)	Gold Price Us$
Gold
Kisladag	Measured	69,860	1.10	2,467	0.4	600
	Indicated	185,530	0.89	5,284	0.4	600
	Measured+Indicated	255,390	0.95	7,751	0.4	600
	Inferred	140,510	0.74	3,346	0.4	600
Tanjianshan	Measured	6,265	3.56	718	1.0	600
	Indicated	4,725	3.29	499	1.0	600
	Measured+Indicated	10,990	3.44	1,217	1.0	600
	Inferred	1,693	2.69	146	1.0	600
Efemçukuru	Measured	1,150	14.07	520	3.0	600
	Indicated	2,937	9.81	927	3.0	600
	Measured+Indicated	4,087	11.01	1,447	3.0	600
	Inferred	891	8.32	239	3.0	600

Total	Measured	77,275	1.49	3,705
	Indicated	193,192	1.08	6,710
	Measured+Indicated	270,467	1.20	10,415
	Inferred	143,094	0.81	3,731
Iron
Vila Nova	Measured	2,285	63.5
	Indicated	7,679	61.0
	Measured+Indicated	9,964	61.6
	Inferred	2,022	61.2

Notes:

1)

Gold price used was $600/oz.

2)

Cut-off grades (gold g/t):   Kisladag:  0.4 g/t;  Tanjianshan:  1.0 g/t;  Efemçukuru: 3.0 g/t

3)

Mineral resources that are not mineral reserves do not have demonstrated economic viability

4)

Tanjianshan resources and reserves represent 100 percent of the project, of which we control 90 percent

6)

Vila Nova resources and reserves represent 100 percent of the project, of which we control 75 percent

Stephen Juras, P.Geo, and Manager, Geology of the Company is the qualified person for all mineral resource estimates of the Company and for verifying the technical data relating thereto.  Qualified persons for mineral reserve estimates are as follows:  Norm Pitcher, P. Geo, and Chief Operating Officer of the Company is responsible for the Kisladag and Tanjianshan reserves; Andy Nichols, P.Eng., Chief Mining Engineer of Wardrop Engineering, an independent qualified person is responsible for the Efemçukuru reserves and Roberto Costa, Principal of Roberto Costa Engenharia Ltda., an independent qualified person is responsible for the Vila Nova reserves and for verifying the technical data relating thereto.

Norm Pitcher, P. Geo, and Chief Operating Officer of the Company is responsible for preparing or supervising the preparation of the scientific or technical information contained in this AIF about Kisladag, Efemçukuru, Tanjianshan and Vila Nova.

REGIONAL REVIEW

Turkey

Turkey

- Kisladag
- Efemçukuru
- AS Project
- Pontides
- Biga Peninsula

Istanbul
Biga Peninsula
AS Project
Ankara
Pontides
Izmir
TURKEY
Efemçukuru
Kisladag

8

Turkey has considerable potential for gold exploration and production. A substantial mining industry supported by well-developed infrastructure exists throughout the country. Mineral production is dominated by the industrial and base metal sectors, operated by both domestic and foreign mining companies.

Kisladag

The Kisladag mine in Uşak Province, Turkey, began commercial production on July 1, 2006.

Property Description

The Kisladag land position consists of one operating licence (number IR 7302) and a total area of 15,717 hectares. Mineral licences are granted indefinitely, assuming licence fees are paid in a timely manner.

Ownership Interest

We own a 100 percent interest in Kisladag through our wholly owned Turkish subsidiary Tüprag Metal Madencilik Sanayi Ve Ticaret Limited Sirketi (“Tüprag”).

Location, Climate and Access

Kisladag is located in western Turkey in Uşak Province, 35 kilometers southwest of the city of Uşak and 180 kilometers from the Aegean port city of Izmir. The project sits on the western edge of the Anatolian Plateau, in gentle rolling topography, at an elevation of approximately 1,000 meters. The climate is arid with hot summers and cold winters. Annual rainfall is around 425 millimeters, occurring mainly from November to March. Economic activity in the area consists of a mixture of subsistence farming and grazing. All-season access to Kisladag is provided by paved highways and roads

.

Acquisition

Kisladag is a greenfields discovery of the Company.  We began in-depth exploration work in 1997 based on preliminary stream sediment analysis.

Geology and Mineralization

Kisladag is located in one of several mid- to late-Tertiary volcanic complexes in western Turkey, related to subduction along the Hellenic Trench southwest of Turkey. In the Kisladag region, the volcanoes erupted onto a basement of schist at the northeast margin of the Menderes Massif.

Gold mineralization at Kisladag is hosted by a number of latitic intrusive bodies. Our exploration has outlined two alteration zones. The Gökgöz Tepe alteration zone covers approximately 12 square kilometers. At Gökgöz, a coarsely porphyritic latite is host to the bulk of the gold mineralization and has undergone extensive and intensive hydrothermal alteration. An early potassic phase of alteration has been recognized, which is overprinted by later quartz-tourmaline and advanced argillic alteration. Gold mineralization forms an annular zone around a later weakly mineralized stock of similar composition. Gold is associated with multiple phases of tourmaline-pyrite, pyrite and quartz-pyrite veining and brecciation and is accompanied by small amounts of base metals, principally zinc and molybdenum. Oxidation in the deposit is shallow over the barren intrusive but extends to depths of 40 to 50 meters to the west and east. Limonite is the most abundant oxide mineral, usually occurring along fractures in thin colloform layers and in disseminated patches around weathered pyrite.

The Sayacik alteration zone is located six kilometers southwest of Gökgöz Tepe and covers approximately six square kilometers. Moderate to strong silicification occurs for approximately 1.5 kilometers in andesitic tuffs. Quartz barite veinlets cutting the tuff contain up to 100 parts per million silver in grab samples.

Data Verification

Micon International (“Micon”) reviewed the original data used to prepare the Kisladag resource and reserve statements. Micon carried out two site visits to review the QA/QC procedures during drilling, sampling and sample preparation. Micon’s opinions are based on information in technical reports prepared by Kilborn Engineering Pacific Limited (“Kilborn”) or us.  The Kisladag Mine continues to run a comprehensive QA/QC program that includes assaying for standards, blanks and assay re-runs.

Previous Exploration

Since beginning exploration at Kisladag in 1996 we have focused our exploration activities primarily on the zone known locally as Gökgöz Tepe.  On the basis of early exploration we identified a gold anomaly along the north slope of Gökgöz Tepe extending approximately 1,200 meters on strike by 600 meters wide. Drill programs followed in 1997 and 1998 and effectively confirmed the potential for a low grade bulk tonnage gold deposit. In 1999 Micon and Eldorado identified a measured and indicated resource of 42.8 million tonnes at 1.49 g/t, plus an inferred resource of 31.1 million tonnes at 1.35 g/t (all based on a 0.8 g/t cut-off grade).  Following a reverse circulation drill program in 2000 Micon reported a significant increase in the measured and indicated resource to 125.97 million tonnes at an average grade of 1.20 g/t gold, and a revised estimate of 4.85 million ounces of contained gold in oxides and primary ore (using a cut-off grade of 0.4 g/t gold).  Metallurgical testwork indicated that the ore would be amenable to heap leaching.  We were granted a Site Selection Permit in 1999 by the Turkish authorities for a gold mining operation at Kisladag. Kilborn was commissioned in 2001 to undertake a Prefeasibility Study.  The initial capital cost was estimated to be $47.4 million with a cash operating cost estimated at $154 per ounce and an average annual gold production of 103,600 troy ounces.  In December 2001, an Addendum to the Prefeasibility Study presented a revised initial capital cost estimate of $29.6 million and a cash operating cost estimate of $149 per ounce in consideration of the devaluation of the Turkish currency and to incorporate the option of contracting the mining operation and utilizing used crushing equipment.

Micon audited our procedures for sample collection, sample preparation and security of samples. Sample assaying is carried out by ALS Chemex in Vancouver, BC, Canada. ALS Chemex has attained ISO 9002 Registration by KPMG Quality Registrars for providing assay and geochemical analytical services. A routine of check assay duplicates and standards has been followed for all assay work completed.

For a detailed discussion of exploration activities conducted at Kisladag, including sampling and analysis, see the Kisladag Reports listed below and on page 16 of this AIF that are available under the Company’s name at www.sedar.com.

Development Activities

Since acquiring Kisladag in 1997, we have advanced this property through various stages of exploration and development to production. The following is a record of the developments and related technical reports.

2000

Completed Scoping Study

May 2001

Completed Prefeasibility Study

November 2001

Completed Addendum Report to the Prefeasibility Study

May 2002

Completed Updated Reserve Report,

March 2003

Completed Feasibility Study

May 2004

Completed Feasibility Cost Update.

2003

Received Environmental Positive Certificate

2003

Received Establishment Permit

March 2003

Completed Hatch Feasibility Study

July 2003

Completed Optimization Study

2004

In April 2004, we acquired all the necessary public and private land, updated the Feasibility Study to reflect 2004 projected costs, completed the permitting process and obtained all approvals from the Turkish authorities for constructing Kisladag, began installing site services and completing two process water wells. In December 2004, we began earthwork excavation for constructing the first phase of the leach pad.

In May 2004, we completed a Feasibility Cost Update to the Feasibility Study of March 2003. The Feasibility Cost Update included an updated review of the elements contributing to the operating and capital cost structure of Kisladag, and specifically included the addition of the Value Added Tax (“VAT”) in Turkey to the costs of goods and services used in constructing and operating the project. The Feasibility Cost Update also accounted for the increased costs of construction and operating materials such as concrete, steel and fuel.

In July 2004, the Government of Turkey passed two major pieces of legislation. The Turkish VAT Law was amended to exempt the gold mining industry from paying VAT on their activities, including exploration, construction, purchase of equipment, mine operation, smelting and refining. The amendment positively impacted Kisladag, with the initial capital investment decreasing by $10.7 million and cash operating costs decreasing by $23 per ounce to $165 per ounce. In addition, the Mining Law consolidated the activity of all sectors of the industry, including hard rock, soft rock and industrial minerals mining, as well as quarrying and aggregate industries. The amendments included the following: access to lands previously restricted from mining activities is now possible through a general regulation of the Council of Ministers; fund fees of 5 percent on capital installations on certain forest lease lands no longer apply; Expropriation Law No. 2942, which governs the procedure to acquire land critical to fulfillment of investment, now applies to mining activities; and finally, a royalty on ore processed off-site must be paid to the State for mining activities (amounting to 2 percent of the sales value of the ore mined) and a royalty on ore processed on-site is reduced to 1 percent.

In September 2004, we received the final permit for Kisladag and began site activities. The initial capital cost for construction was $83.4 million. Life of mine (14 years) cash operating cost was $165 per ounce, based on $4.12 per tonne of ore processed.

Construction

Construction of Kisladag was completed in 2006. The first phase included the bulk of the infrastructure, equipment and earthworks required to process both oxide and primary ore during the first year of operation. Mechanical completion of the process and ancillary facilities was completed in mid-2006, followed by commissioning and start-up. Total capital costs for Phase I were $83.0 million.  The second phase completed in 2007, expanded the crushing circuit, leach pad expansion and equipment maintenance facilities to increase production throughput to the final design capacity of 10 million tonnes annually. There will also be minor subsequent construction phases associated with expanding the heap leach pad and closing the project.

Recent Developments

On July 1, 2006, the Kisladag Mine officially began commercial production.

In the first quarter of 2007, we expanded the crushing and screening system at Kisladag as part of the Phase 2 expansion project aimed at doubling the production rate of the plant to 10 million tonnes per year. The secondary/tertiary crushing circuit was shut down for one month to install the necessary components, which included installing a new larger secondary crusher and an additional tertiary crusher. During the shutdown period, the primary crusher continued to provide coarse crush material for truck haul to the leach pads. The Phase 2 crushers were operating successfully at the time of the court-imposed shutdown in August.

In the second quarter of 2007, we were granted access to the lands required for constructing additional process pond capacity, the permanent storm water pond and the second phase of the leach pad installation. We completed construction of the ponds and associated piping prior to the mine shutdown in August.

On July 19, 2007 the Turkish Ministry of Environment (“MOE”) received official notification from the Sixth Department of Council of State ordering the shut down of the Kisladag mine within 30 days.  The ordered shut down was issued pending the ultimate decision by the High Administrative court on the appeal of a lower court order in favour of the Company confirming the legality and validity of the Mine’s Environmental Impact Assessment.  The closure was implemented on August.  Such order is in the nature of an interim injunction issued by the Appellate Court, pending a decision on the case.  The closure of occurred on August 18, 2007.

The leach pad expansion project was scheduled to be completed in the fourth quarter; however, construction was terminated at the end of October under the agreement with the Usak Governor’s office regarding the forced closure of the mine. The work is approximately 75% completed.

Our 2007 infill drill program, totalling 11,925m in 36 holes, discovered new areas of gold mineralization, including a new high grade deep zone.  The drilling focussed on insufficiently tested areas of the deposit, mainly to the west and south.  Many holes drilled in this region ended in gold mineralization, leaving the deposit still open to the west and southwest, and at depth.  Much of this new mineralization lies in the Inferred resource category and will be the focus of future drill programs.

The impact of the newly discovered gold mineralization was analyzed by running open pit scenarios at various gold prices, incorporating all mineral resource categories.  The economic pit outline corresponding to a gold price of $850 markedly expanded to incorporate most of the new resources.   These findings validate the inclusion of these blocks in the mineral resource category and demonstrates the growth potential of the Kisladag mine.

On March 6, 2008 the Kisladag mine re-opened and production activities resumed. The decision rendered by the Sixth Department of the High Administrative Court in Ankara, Turkey on February 6, 2008 and the actions taken by the related government offices allowed the resumption of all production activities at the Kisladag mine.

Projected Production

A mine production rate of 5 million tonnes per year (“mtpa”) of ore was set for the first year of the Kisladag mine’s life. Annual ore production is projected to increase to 10 mtpa in 2008, remaining at that level until the end of mine life. The highest daily mining rate is expected to occur in 2014 totaling 71,000 tpd (ore plus waste). Total quantities of ore and waste are projected to be 153 million tonnes and 147 million tonnes (respectively) over the mine life. The overall strip ratio is projected to be 0.96:1. The current mining contractor will continue to operate in the pit until the second half of 2008. In April, 2008 we expect to begin phasing in our own mining fleet (at an estimated cost of $30 million) and mine workforce for completing the project. A gold recovery of 81 percent is projected for the oxide ore. The primary ore has a higher sulphide content and gold recovery is projected to be 60 percent. The ore will require a crush size of 80 percent passing 6.3 mm and a leach period of 90 days.

The Kisladag ore is processed in a standard heap leach facility containing a three-stage crushing circuit, an overland conveyor to the heap leach pad, mobile conveyors and a stacker for placing the ore and a carbon adsorption facility (ADR plant) for recovering the gold. The carbon is treated on-site in a refinery and the final mine product is gold doré bar. The total gold production in 2008 is projected to be 190,000 ounces at an average cost of $222/oz.  Projected production per year for the balance of mine life is 240,000.

Personnel

The project employs 356 people, with the majority of workers drawn from the local region. Infrastructure to support the mine includes an access road, a water well field with a 13- kilometer water pipeline and a 30-kilometer power transmission line. Supplies and services are accessed from the city of Uşak, 35 kilometers to the north.

Litigation

Litigation by certain third parties continues against Tüprag and the MOE seeking to cancel the Environmental Positive Certificate for Kisladag on the basis of alleged threats to the environment and deficiencies in the EIA.

In 2007, a judgment on the litigation at a lower administrative court was in our favour. The plaintiff appealed that decision and as a result of the appeal on July 19, 2007 the Sixth Department of Council of State ordered the shutdown of the Kisladag mine pending a decision on the case.

On August 18, 2007, mining operations were shut down except those activities approved by the Turkish authorities related to sound environmental practices.  The mine remained closed during the rest of 2007.

On February 6, 2008 a decision was rendered by the Sixth Department of the High Administrative Court in Ankara concluding that the existing expert reports prepared for the Lower Administrative Court were insufficient to make either a positive or negative decision on the merits of the case. The case has been returned to the Lower Administrative Court where it is most probable that a new expert committee will be assigned to review the case. The temporary injunction automatically expired with the decision on the case. The Company obtained the necessary permits from the Turkish governmental authorities and on March 6, 2008 the Kisladag mine reopened and resumed production activities.

We are confident in both the methodology of the EIA Report and Tüprag’s compliance with all procedural steps taken in obtaining the Environmental Positive Certificate. We continue to believe that we will successfully defend this litigation. If we are unsuccessful in defending this litigation, our ability to conduct mining operations at Kisladag may be adversely affected, which may adversely affect production and revenue from Kisladag.

Kisladag Reports

Kisladag is the subject of the following independent reports (the “Kisladag Reports”): “Estimation of Resources, Kisladag Project, Turkey” (October 1999), “Addendum to October 1999 Report titled Estimation of Resources, Kisladag Project” (May 15, 2000) and “Update of Resources, Kisladag Project, Uşak, Turkey” (October 2000 and amended November 2000 and January 2001), all prepared by Micon International; “Kisladag Gold Project Pre-Feasibility Study” (May 2001) and “Kisladag Gold Project Pre-Feasibility Study Addendum” (December 2001), prepared by Kilborn Engineering Pacific; “Updated Reserve Report for the Kisladag Gold Project Western Turkey” (April 18, 2002 and revised May 9, 2002), prepared by Micon International; and a Feasibility Study (March 2003), the “Kisladag Optimization Study” (July 2003) and the “Feasibility Cost Update” (May 2004), all prepared by Hatch. The Kisladag Reports are available at www.sedar.com under our name, and they should be reviewed to put the preceding discussion in context.

Financing

In April 2005, HSBC Bank USA, National Association (“HSBC”) authorized advances of up to $65 million to Tuprag under the terms of a term revolving credit facility due February 28, 2010 (the “Credit Facility”). As at December 31, 2006, HSBC had advanced $50 million. The Credit Facility can be drawn down in minimum tranches of $1 million plus multiples of $0.25 million. Each drawdown bears interest fixed at the prevailing LIBOR plus 0.50% on the date each tranche is drawn down.  As at December 31, 2007, the Company has drawn $55 million in six tranches at a weighted average interest rate of 5.52%. Each tranche typically has a maturity of approximately 13 months.   The Credit Facility is renewable at the Company’s option for the term of the loan.  At December 31, 2007, $10 million remained available under the Revolving Credit Facility.  Under the terms of the Credit Facility, Eldorado is required to fully collateralize any HSBC advances to Tuprag with funds of an equal amount deposited on account with HSBC.

Efemçukuru

Efemçukuru is located in Izmir Province, and is our primary development project in Turkey.

Ownership Interest

We own a 100 percent interest in Efemçukuru through our subsidiaries. Efemçukuru consists of two pre-operation licences covering 3,072 hectares.

Location, Climate and Access

Efemçukuru is located in Izmir Province near the coast of western Turkey, approximately 20 kilometers from the provincial capital of Izmir. The nearest settlement, the village of Efemçukuru (population 500), is located two kilometers to the south. The project is located in hilly terrain at an elevation of 520 to 760 meters. Access to Efemçukuru is provided by various paved and unpaved roads connecting the village with other local population centres.

Power will be provided to the site via a dedicated transmission line from the Urla substation approximately 20 kilometers away.  Mine infrastructure will include administration buildings, the concentrator, filtration plant, tailings and waste rock impound areas.  Concentrate treatment will be carried out at the Kisladag mine.

Efemçukuru is situated within the Aegean climatic zone, which is characterized by hot and dry summers and warm and rainy winters with limited snowfall.  Temperatures in the region range between 30ºC in summer and 0ºC in winter with an annual average of approximately 17ºC.  Average annual precipitation is 750 mm due to the moderating influence of the Aegean Sea.

Geology and Mineralization

Gold mineralization is hosted by the 1,800 meter Kestane Beleni Vein, which contains the present resource, and the less explored Kokarpinar Vein, which is 2,500 meters in length. Both strike southeasterly (160°E), dip 60°E to 70°E northeast and postdate the emplacement of rhyolitic dikes, although the veins may follow dike-occupied fracture zones for short distances.

Mineralization occurs as open space fillings. Multi-stage breccia, quartz carbonate veinlets, cockade and laminated textures are common. Non-metallic host rock minerals include quartz, rhodonite and rhodochrosite. Associated sulphides include pyrite, pyrrhotite, chalcopyrite, sphalerite and galena, and their oxidized products. Most of the gold is very fine (2.5 to 50 microns), occurring as free grains in quartz and carbonate, and as inclusions in sulphide minerals. Lower grade stockwork mineralization occurs locally between ore shoots, and is relatively abundant in the hanging wall irrespective of rock type. Such stockworks are not common in the footwall.

Data Verification

Primary assaying up to 1997 was completed at SGS laboratories in Canada and France and check assays were done at Chemex and Bondar-Clegg laboratories in Vancouver, Canada.  Holes KV-1 through KV-26 were fire-assayed at SGS-Xral in Toronto, Canada and holes KV-27 through KV-108 were fire assayed at the SGS laboratory in Carcassonne, France.  The initial fire-assay was done on a 1 assay-ton charge with an atomic absorption (AA) finish.  Over-range samples (>10 ppm Au) were re-assayed with a gravimetric finish.

Besides gold, multi-element analyses, including silver were completed on approximately 75% of the samples from drill holes KV-01 to KV-43, and on 35% of the samples from drill holes KV-44 to KV-95.

Sample pulps from the 2006-2007 drilling program were sent from the Çanakkale sample preparation facility to ALS Chemex Laboratories (Chemex) sample preparation facility in Izmir and were then shipped under the supervision of Chemex to their analytical laboratory in North Vancouver.  All samples were assayed for gold by 30 g fire assay with an AA finish and for multi-element determination using fusion digest and inductively coupled plasma spectroscopy (ICP) analysis.

Samples that returned assays greater than 5 g/t were re-assayed by fire assay with a gravimetric finish.  During the latest program, all samples greater than 5 g/t and less than 10 g/t Au from the pre-109 holes were re-assayed also.  All geological and assay data for the project is stored in a database program developed by Maxwell Geoservices.

As a test of assay data integrity, the data used to estimate the 2007 Efemçukuru mineral resource were verified against original source data.  This process was implemented as part of database upgrading program with the installation of a Datashed system for the Efemçukuru project.  Survey (collar and down hole) data and assay data were checked.  Any discrepancies found were corrected prior to entry into the new database.  Newer data entered directly into the database are periodically compared to original electronic certificates (assays) and down hole measurements and collar survey data.  As a result, the data transferred for use in resource modelling are considered sufficiently free of error to be adequate for resource estimation of the Efemçukuru Project.

Previous Exploration

The target identified at Efemçukuru is a high-grade vein-hosted gold system. In 1997, we completed a drilling program along the north, middle and south ore shoots. A total of 4,092 meters of diamond drilling further delineated the initial identified resource of 660,000 ounces, which increased the resource to 1.1 million ounces contained in 2.52 million tonnes, at an average grade of 13.71 g/t. We reduced the drill hole pattern to approximately 50 by 35 meters and conducted additional diamond drilling for hydrogeological testing in the vein structure as well as the hanging wall and footwall rocks. Assay data from this program were incorporated into the database for the deposit.

In 1998, Micon evaluated the geological model and confirmed a measured and indicated resource of 1.87 million tonnes at 14.26 g/t, with an inferred resource of 660,000 tonnes at 11.99 g/t. Reserves of 784,000 ounces were established during an internal Prefeasibility Study completed in 1999. As these resource estimates were made according to Australasian classification before NI 43-101 came into effect, they may vary from estimates made in accordance with NI 43-101. The estimates are provided in connection with the discussions of previous exploration.

From 1999 to 2006, limited work was completed after the prefeasibility study as we were focusing our efforts on the development of the Kisladag mine.

We have recently resumed exploration work on the property and are currently advancing the engineering and permitting requirements for construction of the project.  Infill and exploratory drilling commenced again in August 2006 and has continued throughout 2007.

Development Activities

During 2006, we initiated a drilling program at Efemçukuru designed to convert inferred resources into measured and indicated resources for the purpose of forming the basis of a new mine plan and subsequent reserve calculation and to test the potential of the system at depth. Land acquisition began in 2006, with 40% of the land acquired by December 31, 2006. We contracted Wardrop Engineering to conduct a feasibility study for the Efemçukuru project which was released in August 2007.  The study defines an operation based on underground mining and milling of the ore on site with post treatment of gold concentrate at the Kisladag mine.  The proposed mine at Efemçukuru will operate at a production rate of 1,100 tonnes per day, producing an average of 112,400 ounces of gold annually at a cash cost of $226 per ounce.

In 2007 the drilling program at Efemçukuru largely targeted the South Ore Shoot and Transition Zone areas.  The results more clearly defined the Middle Ore Shoot mineralization with the extension of the thick and gold-rich vein hosted mineralization and the recognition of near continuous stockwork gold mineralization enveloping the veins.  This stockwork mineralization is predominant in the upper portions of the Middle Ore Shoot, and occurs between the main vein (defining the footwall to the system) and an upper or hanging wall vein, and in hanging wall units to the uppermost vein.  Results from the South Ore Shoot holes extended the down plunge extent of the upper high grade lobe and confirmed the down plunge continuation of the lower lobe.  Transition Zone and Middle Ore Shoot generally confirmed predicted thicknesses and level of gold mineralization in the areas tested.  Our initial results from the North Ore Shoot drilling intersected a narrow vein interval and confirmed our earlier interpretation of a mid-grade gold zone in the North Ore Shoot.  Drilling for the remainder of 2007 continued testing the North Ore Shoot, northern and southern extents of the Kestane Beleni vein, and the paralleling Kokarpinar veins.

Wardrop Engineering of Vancouver completed a Feasibility Study on the Efemçukuru project in August 2007. The study is based on a conventional underground mine operating plan using cut and fill and longhole mining methods and supported by a flotation/gravity recovery circuit located on site. Concentrate produced from the circuit will be treated at a dedicated cyanide leach plant located at our Kisladag mine. The results of the feasibility study indicate a proven and probable reserve of 1,221,000 gold ounces, mined over a 9.4 year period. Life of mine cash costs are $227 per ounce, and the probability of increasing the reserve base is considered high.

For a detailed discussion of exploration activities conducted at Efemçukuru, including sampling and analysis, see the Efemçukuru Report listed below and on page 21 of this AIF that is available under the Company’s name at www.sedar.com.

Construction

The Company continues to complete the remaining land acquisition and permitting requirements with the objective to commence construction activities by the second quarter of 2008.  An eighteen month construction schedule is envisaged for the project with initial production anticipated in the first quarter of 2010.

As of December 31, 2007 approximately 60% (43.1 hectares out of a total of 74.2 hectares) of the land has been purchased. The Company continues to work with villagers and government to acquire the balance of the land required for the project.

Permitting

The process of obtaining the necessary permits for a mining operation in Turkey is similar to that in other developed countries.

The key Environmental Positive Certificate is issued by the MOE following a successful review of the Environmental Impact Assessment (EIA) Report.  The permit contains agreed protocols between the proponent and Ministry for mitigation methods, monitoring standards, closure procedures and financial guarantees.  The EIA was submitted and receipt of the Environmental Positive Certificate was received in September 2005.

In September 2003, the Turkish Ministry of Health released changes in regulations relating to the permitting of industrial activities which significantly reduce and simplify the remaining permitting requirements for the Efemçukuru Project which has benefitted subsequent mine permitting in Turkey.  In 2004, we continued our preparation of the EIA, which we submitted to the Turkish MOE in 2005. We received the Environmental Positive Certificate in the third quarter of 2005, signalling the successful completion of the first stage of permitting for Efemçukuru.  The remaining key permits required prior to start-up of the mine include the blasting and explosive permit and the trial operating permit.  Permits that are required after startup and inspection include the opening permit, work place labour permit and air emission and discharge permit.

Following start-up of operations and demonstration of compliance with all received approvals and permits, the Operating Permit is then issued as the final stage of the permitting process.

Projected Production

A mine production rate of 420,000 tonnes per year has been set for the life of mine operation at Efemçukuru, based on an average daily mill throughput of 1,100 tonnes.  The average head grade to the plant will be 10.0 g/ t Au.  Combined with a forecast metallurgical recovery of 86.5%, gold production will average 112,400 ounces per year at an average mine life cash cost of $226 per ounce.

The Efemçukuru Project is a high grade underground mine operation.  Mining will be done with conventional trackless equipment using mechanized cut and fill as well as longhole stoping methods.  Ore will be processed through a milling and flotation concentrate circuit located at the project site.  A gravity concentrate will be recovered and refined to doré on site while the flotation concentration is transported to a cyanide recovery circuit located at the Company’s Kisladag Mine in Usak Province.

Royalties

Eldorado is required to pay 1% of the direct mine operating cost as a royalty to a third party.  The average annual payment will be US$108,150 in a full production year.  The total royalty included in this evaluation is US$1.03 million.  This equates to US$0.27/t milled or US$0.97 per ounce produced.

Taxes

Economic evaluation indicates a post-tax IRR of 19.0% and a post-tax NPV of US$86.7 million at a discount rate of 5.0%.  The post-tax base case financial model used the same inputs as the pre-tax economic evaluation:

•

3 year average metal gold price of US$530 per ounce (London Metal Exchange)

•

concentrate transport costs

•

treatment costs at Eldorado’s Kisladag operation

•

project Royalty of 1% of direct mine operating costs.

Eldorado performed the tax evaluation using the pre-tax model developed by Wardrop.  Corporate taxation for Turkish business is currently 20% as reported for Eldorado’s Kisladag operation.  Depreciation is based on a unit of production calculation.

Personnel

The project will employ approximately 300 people at maximum production, with the majority of workers drawn from the local region. Supplies and services will be accessed from the city of Izmir, 20 kilometers to the north.

Litigation

In 2004, litigation was filed by certain third parties against the Turkish MOE and Tüprag seeking to cancel the mineral license for Efemçukuru on the basis of an alleged threat to the water quality in the local catchment area. During the course of this litigation, the Lower Administrative Court issued a negative decision, and while in effect the decision prevented the start of mining activities at Efemçukuru. The decision was overturned in 2005 by the Higher Administratiave Court and the mining license has been re-issued. We continue to proceed with our 2008 work plan and permit application schedule.  We are confident that we will successfully defend this litigation.

Efemçukuru Reports

Efemçukuru is the subject of the following independent report (the “Efemçukuru Report”): the “Technical Report on the Efemçukuru Project” (August 2007), prepared by Wardrop Engineering Inc. The Efemçukuru Report is available at www.sedar.com under our name, and should be reviewed to put the preceding discussion in context.

Exploration

In 2007, we continued to carry out exploration activities through Tüprag in two main areas of Turkey: along the Cental and Western Pontide belt (in the Black Sea area) and the Biga Peninsula in western Turkey. Primary targets remain low sulphidation, epithermal high-grade vein systems as well as disseminated, high sulphidation precious metals systems. The total 2008 exploration budget for Turkey is $ 3.2 million. Key exploration projects are highlighted below.

Joint Venture in the Anatolian Plateau

AS Project

Our 50/50 joint venture with Demir Export, the AS Project, consists of 27 licences covering a total of 115,000 hectares. This property, discovered during a reconnaissance program in 2001 and 2002, includes a porphyry-style gold-molybdenum-copper deposit that has alteration styles similar to those at Kisladag. In 2004, we completed the permitting and construction of six kilometers of roads through the center of the anomaly for mapping, sampling and drill access. Drilling results from the 2004 drill program confirmed that AS is an extensive copper-gold porphyry system. In 2005, our exploration activities in Turkey focused on the AS Project. In 2006, we evaluated the porphyry-style mineralization at the main prospect of the Dogrudere deposit and surrounding anomalous areas. Work entailed diamond drilling 14 drill holes of 5,200 meters, detailed geologic mapping and rock chip sampling. The best metal values at Dogrudere are constrained to an early porphyry phase that has been subsequently cut internally, as well as on all sides, by younger and lower-grade porphyry intrusions (0.2% to 0.3% copper and 0.1 to 0.3 g/t gold). These later intrusions severely limit the size potential of the Dogrudere deposit. Work at AS refocused on high sulphidation targets through soil sample surveys and regional mapping and rock chip sampling of southern portions of the project area. Results outlined two high sulphidation targets: Temenni Tepe and Taskele Tepe.

In May 2001, we signed an agreement with Demir Export A.S. that established the basis for a 50-50 joint exploration, development and subsequent exploration of metal mines in Turkey in 27 licenses covering over 58,642 hectares. The Agreement has been extended to expire April 2008.

In 2007 work in the west-central Anatolian plateau diminished.  By year end, with mutual consent of both parties, it was decided to wind down  the 50:50 JV with Demir Export.  All JV licenses were dropped except for the AS license.  Further work in this region is not planned for 2008.

Pontide Belt Region

Kapikaya Project

Located in the central Pontides, the Kapikaya project was fully tested in 2007.  A 13 hole (2,020 m) reverse circulation and core program targeted 2 southern silica cap areas (Uvezlice Tepe and Kabak Tepe) in the south and quartz-alunite lithocap zone of Kapikaya ridge to the north.  The southern targets appear to be related to pyrite mineralized distal phases of potential mineralizing systems; no zones of gold mineralization were found.  Kapikaya ridge testing intersected favourable lithologies and alteration, but the concentration of sulphides (or oxidized equivalents) was low.  Results showed that the systems tested do not contain economic values of gold mineralization. No further work will be done on this project.

Aydogan Project

The main feature at the Aydogan project is the silica cap defining the Aydogan Tepe and a large exposed area of argillic alteration immediately to the south. Historic work completed in 2004 included soil and rock chip sampling over these features and drilling five reverse circulation holes into a low sulphidation vein target at Kuyucak ridge, the area of a gold-in-soil anomaly south of the argillic altered zone. Results were negative. In 2006, we reviewed the project’s geochemical data and completed project-scale stream sediment sampling. The review identified an epithermal vein target near the Aydogan silica cap and along a northeast trending structure. The geochemical patterns also outlined a possible intrusive-related gold target in the argillic altered area called Derebasi Hill. The stream sediment geochemical survey also defined a gold anomaly in the northwest corner of the project.

Detailed mapping and soil sampling programs evaluated the vein target in 2007.  Results did not define any anomalous zones.  No further work will be done on these targets.

Bahcecik Project

In 2007, we began work on our easternmost Pontides region land holdings, collectively referred to as Gumashane.  The work focused on the Bahcecik project which contains multiple intrusions and volcanic units occurring along a three kilometre east-west trending within an altered and mineralized corridor.  Within this corridor, pyrite mineralized vuggy silica outcrops were observed and sampled.  The rock chip sampling yielded numerous 0.5 to 2.0 g/t Au samples, with ubiquitous higher grade samples (up to 33 g/t Au).  A small reverse circulation drill program (3 holes totaling 293m) tested sub-surface continuity of some of these gold-bearing units.  These holes successfully intersected down-dip extensions of the mineralized vuggy silica unit.  The final hole intersected the thickest vuggy silica  zone and returned a wide zone of low grade gold mineralization:  36m averaging 1.00 g/t Au (true width approximately 25m).  Onset of winter conditions suspended further work on this property in 2007.  The 2008 program will comprise soil geochemical sampling and more detailed mapping. No work on the Bahcecik Project is planned for 2008.

Catak Project

In 2006, we conducted project-wide stream sediment sampling, reconnaissance mapping and rock sampling. During this work, a number of low sulphidation, precious metal bearing vein systems were discovered (values up to 3 g/t gold and 35 g/t silver). These vein systems, Turnalik and Kabatuzla, are located within three kilometers of each other along the eastern edge of the project area. Both underlie significant multi-element soil and rock anomalies that may indicate the presence of shallow depth gold mineralization. Work in 2007 focused on detailed mapping and sampling of these vein systems. We extended the soil grid and conducted follow-up investigation of the adjacent smaller vein systems and stockwork zones. The 2007 exploration program was designed to define drill targets for testing in 2008.  No work on the Catak Project is planned for 2008.

Mahmur Tepe

In 2006, the Mahmur Tepe deposit was confirmed to represent a Porgera-style, structurally controlled, mafic intrusive hosted gold deposit. We completed 2,174 meters of diamond drilling in six drill holes and reviewed this data along with existing geological and geochemical data. The drilling intersected numerous narrow gold-bearing zones with the best intercepts ranging from 0.7 meters to 2.7 meters wide at gold grades of 6.1 to 19.3 g/t. The reinterpretation of the soil geochemical data, together with the revised geology, defined a new target for the potential gold mineralization. The gold appears to be preferentially located around shallow, west-dipping intrusive contacts and localized along south dipping, sub-vertical east-west trending fractures or dikes. The intersection of these two features forms a south plunging, north-south striking zone of potential gold mineralization. This direction is oriented sub-parallel to the 2006 drilling, which targeted the sub-vertical structures only.

Work in 2007 was designed to confirm the new interpretation through detailed geology mapping and structural geology review. Other adjacent gold-in-soil anomalies received follow-up work and new interpretative work, based on results over the main anomaly. Five hundred meters of shallow rotary drilling was completed to assist in gathering data in poorly exposed portions of the project area.  No work is planned at Mahmur Tepe in 2008.

Biga Peninsula

Bayramic Project

The Bayramic project, located in western Turkey, is a copper-gold porphyry to high sulphidation gold transition geological setting. Observed mineralization in surface exposures consists of quartz-pyrite stockworks in altered intermediate porphyry stocks. In 2006, we completed 774 meters of reverse circulation drilling in 14 holes. The drill targets focused on coincident gold or copper in soil and IP geophysical anomalies. The drilling intersected similar style mineralization at depth with only local intervals containing anomalous copper or gold values. No work was done is 2007.  No work is planned for 2008 on this project.

Dogancilar Project

This Dogancilar Project is another that contains historic Tüprag data based on work completed from 1992 to 1994. That work, consisting of 1,000 meters of diamond drilling in 15 holes and results from various mapping and geochemical sampling campaigns, identified numerous structurally controlled, high grade gold-bearing vein systems (Kucuk Bakirlik, Acikdamar and Kecikiran). Results were not fully followed-up during the early program from 1992-1994 (e.g. 3.4 meters grading 11.1 g/t gold in the Kucuk Bakirlik vein). In 2006, we conducted a limited exploration program that encompassed reviewing the existing vein systems and reconnaissance mapping in the Casirli-Magara Tepe area. The mapping revealed significant intermediate sulphidation veining in the Casirli-Magara Tepe area and observed that the Dogancilar project’s veining was more common and wider when hosted in volcanic fragmental and mixed volcaniclastic units. An example of the latter is the Kucuk Bakirlik vein, whose continuity and widths were observed to be greater than previously mapped.

Exploration work on the property in 2007 concentrated on the Kecikiran vein in the southern portion of the project and over a possible volcanic center in the northwest.  Eight diamond drill holes totalling 1,173 meters tested the vein.  No notable precious or base metal mineralization was intersected. The volcanic center work comprised of a reconnaissance soil sampling geochemical program results of which were positive with numerous linear, east-west trending, gold-in-soil anomalies defined.  Follow up mapping and sampling work, however, has not satisfactorily explained these anomalies.  Though limited quartz stockwork zones were seen, much of the anomalous areas are covered by extensive vegetation and cover.  No work on this project is planned for 2008.

Kirazli and Kuscayiri Projects

The Kirazli project contains both a high sulphidation precious metal target and a gold porphyry target. These targets come as a result of work done in 2005 where detailed soil and rock chip sampling outlined two main anomalous areas. The western anomaly is over 600 meters on a north-south trend. The second, more easterly anomaly, is more equant in shape and represents a potential porphyry target. In 2007, we completed 17 reverse circulation holes at Kirazli and Kuscayari totalling 2,760 meters.

The Kirazli drilling tested gold-in-soil anomalies over a high sulphidation mineralization trend believed to be the same as on Teck Cominco’s ground immediately to the south. High sulphidation textures were observed in the cuttings, and gold mineralization was intersected over reasonable widths in two of the holes.

Kuscayari project drilling also targeted anomalous gold-in-soil zones.  The holes intersected high sulphidation and low grade mineralization, and areas of more porphyry-like mineralization.  Results of mapping and surface rock sampling programs yielded positive results with most samples returning anomalous gold values.

Despite the positive results at both Kirazli and Kuscayari, further work was suspended due to proximity to a water catchment area for numerous towns and villages.  We have packaged these projects for option opportunities to interested third parties.

General Reconnaissance

General reconnaissance in 2008 will focus on central and eastern Turkey including the identification and classification of specific potential targets.  We will also evaluate exploration licenses made available through the auction process. The 2008 budget for general reconnaissance exploration is $843,000.

Environment

We have conducted extensive environmental testing and monitoring at our Turkish development projects to firmly establish baseline data and characteristics for air, water and soil.

The EIA report on the Kisladag provided an in-depth analysis of the potential environmental and social impacts and identified measures to mitigate these impacts. All aspects of the Kisladag design have considered international best practices used by the mining industry to protect the environment in the short and long term and to maintain the health and safety of workers and the community in which we operate.

In 2004, we dedicated a potable water system for nine local villages surrounding Kisladag. Also in 2004, we equipped a mobile community medical van with supplies and equipment. In 2005, we continued to work with the Canadian International Development Agency to implement one of the agriculture initiatives identified through the Sustainable Development Plan we helped to develop for the area. In addition, we have expanded our monitoring program of ground water wells and dust monitors, implemented our EIA monitoring program and placed the environmental monitoring team.

In 2007, site remediation efforts began at Kisladag with a program to re-establish tree cover in certain areas of the project site and with initial studies into developing test cells for cover system designs to be used to cap the leach pad and rock dumps as set out in the mine closure plan.  This work has been supported by a program carried out in the Company’s greenhouse facilities to investigate the different plant, shrub and tree species suitable for local propagation.  This work will  continue in 2008 and be ongoing over the life of the mine.

Acquisition and Dispositions

Kaymaz & Kuçükdere

In 2003, we wrote down our Kaymaz and Kuçükdere projects from $4.3 million to nil as the projects were no longer technically viable as an on-site mine and gold recovery operation. In 2005, Tüprag sold its Kaymaz and Küçükdere mine operation licenses and immovable property together with all rights and obligations to Koza Altın İşletmeleri A.Ş. The sale price of the licenses and property was $5.5 million; $3.0 million on signing the agreement and $2.5 million on the first anniversary of the transaction date.  The Company received its final payment of $2.5 million in November 2006.

China

The People’s Republic of China (“PRC” or “China”) is situated in Eastern Asia and has a long coast bordering the East China Sea, Korea Bay, Yellow Sea and South China Sea. The total area of China is 9.6 million km2 with an estimated population of 1.4 billion people.

China is a significant producer of commodities with its mining industry ranking third in the world. Much of the mineral production is consumed nationally. In the recent past, the government has moved to increase foreign investment in several sectors of the mining industry, including the development of a regime for Sino-foreign cooperative joint ventures and foreign participation in mineral resource exploration and mining.  Our interest in our Tanjianshan Mine (“TJS”) is held through a joint venture company, Qinghai Dachaidan Mining Limited (“QDML”) governed by the law of the PRC.

Cooperative Joint Ventures

A Sino-foreign cooperative joint venture (“CJV”)  is a limited liability company that owns all of the CJV's assets. Investors’ liabilities are limited to their subscribed capital contributions as provided in the cooperative joint venture contract (the “CJV Contract”).  CJVs are governed by PRC law which requires investors in a CJV to make an investment or other contribution, which can be cash, material, land use rights or other property rights. An investor must fulfill its contribution obligations within the time frame prescribed by the CJV Contract; otherwise, the relevant governmental authorities will notify the offending party that it has a limited time frame in which to make the contribution. If the failure to make the capital contribution continues, governmental authorities may revoke the approval for the CJV and its business licence.

Foreign Exchange Controls

Under PRC foreign exchange regulations, foreign exchange dealings are administered by the State Administration of Foreign Exchange and its local agencies (the “SAFE”) and transacted through designated financial institutions. CJVs are required to conduct their corporate activities in accordance with the relevant PRC foreign exchange rules and regulations.

A CJV is entitled to borrow funds from overseas within the difference between its total investment amount and registered capital. Once a loan agreement has been registered with the SAFE in accordance with the formal requirements, the principal and interest of the loan can be paid out of China.

A CJV is also entitled to remit the profit/dividends derived from the CJV out of China once the relevant taxes of the CJV have been paid in compliance with PRC Law, provided that its foreign investor has made its capital contribution in compliance with the contribution schedule set out in the CJV Contract.

Taxation and Fees

There are several taxes, charges and fees that apply to CJVs in China, including, but not limited to corporate income tax, business tax, value added tax, resources tax, mineral resources compensation (royalties), land use tax and other taxes or assessments.

China has recently revamped its tax laws governing both domestic and foreign invested enterprises.  Effective January 1, 2008 the tax laws in China were amended. It is our understanding of the amendments that the Company may not be eligible for the two-year tax holiday and reduced tax rate of 15% for six years previously provided by the Quinghai government for TJS. Based on discussions to date, Chinese tax authorities have indicated that the TJS mine can qualify as an “Encouraged Project,” resulting in a 15% tax rate for the years 2007 to 2010 and 25% for the years 2011 and forward.  The normal rate of tax under the amended tax legislation is 33% for 2007 and 25% from 2008 onward.

Resource tax is levied on natural resources exploitation, generally on a tonnage or volume basis, at amounts specified by the Ministry of Finance in consultation with relevant ministries of the State Council, the highest executive branch of the State. The standard tax amount range for non-ferrous metal ores ranges from RMB 0.4 to 30 per tonne.

The resource compensation fee is a royalty collected by the State, and calculated at a rate prescribed by the State (the rate is four percent for gold) based on sales income and mining recovery rates. In some cases, CJVs may be exempted from resource compensation or benefit from reduced rates, such as CJVs that make use of tailings.

CJVs engaging in non-service/production activities are subject to value-added tax (“VAT”). CJVs pay VAT on inputs and collect VAT on outputs. The standard VAT rate is 17 percent. Exports are generally zero-rated. Exporters are eligible to apply for a refund for VAT paid, which may be significant, as VAT is not collected on exports.

Stamp tax (at a maximum rate of 0.1 percent) is levied on the execution or receipt in China of all taxable documents listed in the Stamp Tax Regulations, such as contracts for the sale of goods, the undertaking of processing work, leases, agency and other non-trade contracts. Stamp tax is also levied on certification in evidence of rights and licenses.

Overview of Mining Industry Regulations

Exploration for and exploitation of mineral resources in the PRC is governed by the Mineral Resources Law of the PRC of 1986, amended and effective January 1, 1997, and the Implementation Rules for the Mineral Resources Law of the PRC, effective March 26, 1994. In order to further implement these laws, on February 12, 1998, the State Council issued three sets of regulations: (i) Regulation for Registering to Explore Mineral Resources Using the Block System, (ii) Regulation for Registering to Mine Mineral Resources and (iii) Regulation for Transferring Exploration and Mining Rights (together with the mineral resources law and implementation rules being referred to herein as “Mineral Resources Law”).

Under Mineral Resources Law, the Ministry of Land and Resources and its local authorities (the “MLR”) is in charge of the supervision of mineral resource exploration and development. The mineral resources administration authorities of provinces, autonomous regions and municipalities, under the jurisdiction of the State, are in charge of the supervision of mineral resource exploration and development in their respective administration areas. The people's governments of provinces, autonomous regions and municipalities, under the jurisdiction of the State, are in charge of coordinating the supervision by the mineral resources administration authorities on the same level.

The Mineral Resources Law and Property Law of the PRC (“Property Law”), together with the Constitution of the PRC, provides that mineral resources are owned by the State, and the State Council, the highest executive organization of the State, regulates mineral resources on behalf of the State. The ownership rights of the State include the rights to: (i) occupy, (ii) use, (iii) earn and (iv) dispose of mineral resources.  Notwithstanding the State’s ownership of mineral resources, the Property Law expressly provides that lawfully-acquired mineral rights are protected by law.

Mineral Resources Licenses

China has adopted, under the Mineral Resources Law, a licensing system for the exploration and exploitation of mineral resources. The MLR is responsible for approving applications for exploration licenses and mining licenses and for transferring exploration licenses and mining licenses.

Applicants must meet certain conditions as required by related rules/regulations. Under the Regulations for Registering to Mine Mineral Resources, the applicant for mining rights must present the required documents, including a plan for the development and use of the mineral resources and an environmental impact evaluation report. The Mineral Resources Law allows individuals to excavate sporadic resources, sand, rocks and clay for use as construction materials and a small quantity of mineral resources for sustenance. However, individuals are prohibited from mining mineral resources that are more appropriately mined at a certain scale by a company, specified minerals that are subject to protective mining by the State and certain other designated mineral resources.

Once granted, all exploration and mining rights under the licenses are protected by the State from encroachment or disruption under the Mineral Resources Law and the Property Law. It is a criminal offence to steal, seize or damage exploration facilities, or disrupt the working order of exploration areas.

Exploration Rights

In order to conduct gold exploration, a CJV must apply to the MLR for an exploration license, which when granted has a term of no more than three years. An exploration license area is described by a “basic block”. An exploration license for metallic and non-metallic minerals has a maximum of 40 basic blocks. When mineral resources that are feasible for economic development have been discovered, a licensee may apply for the right to develop such mineral resources. The period of validity of the exploration license can be extended by application and each extension can be for no more than two years.

During the term of the exploration license, the licensee has the privileged priority to obtain mining rights to the mineral resources in the exploration area, provided that the licensee meets the qualifying conditions for mining rights owners. An exploration licensee has the rights, among others, to: (i) explore without interference within the area under license during the license term, (ii) construct exploration facilities and (iii) pass through other exploration areas and adjacent ground to access the licensed area.

After the licensee acquires the exploration license, the licensee is obliged to, among other things: (i) begin exploration within the prescribed term, (ii) explore according to a prescribed exploration work scheme, (iii) comply with State laws and regulations regarding labour safety, water and soil conservation, land reclamation and environmental protection, (iv) make detailed reports to local and other licensing authorities, (v) close and occlude the wells arising from exploration work, (vi) take other measures to protect against safety concerns after the exploration work is completed and (vii) complete minimum exploration expenditures as required by the Regulations for Registering to Explore Resources Using the Block.

Mining Rights

In order to conduct mining activities, a CJV must also apply for a mining license from the MLR. Owners of mining rights, or “concessionaires”, are granted a mining license to mine for a term of no more than 10 to 30 years, depending on the magnitude or size of the mining project. A mining license owner may extend the term of a mining license with an application 30 days prior to expiration of the term.

In addition to obtaining mining licenses, in order for a CJV to conduct any gold mining activities, it must obtain a Gold Mining Approval Certificate from the relevant competent authority in accordance with the Gold Mining Approval Certificate Administrative Regulation issued by the National Development and Reform Commission, which became effective as of January 1, 2004.

A mining license owner has the rights, among others, to: (i) conduct mining activities during the term and within the mining area prescribed by the mining license, (ii) sell mineral products (except for mineral products that the State Council has identified for unified purchase by designated units), (iii) construct production and living facilities within the mine area, and (iv) use the land necessary for production and construction, in accordance with applicable laws.

A mining license owner is required to, among other things: (i) conduct mine construction or mining activities within a defined time period, (ii) conduct efficient production, rational mining and comprehensive use of the mineral resources, (iii) pay resources tax and mineral resources compensation (royalties) pursuant to applicable laws, (iv) comply with State laws and regulations regarding labour safety, water and soil conservation, land reclamation and environmental protection, (v) be subject to the supervision and management by the departments in charge of geology and mineral resources, and (vi) complete and present mineral reserves forms and mineral resource development and use statistics reports, in accordance with applicable law.

Gold Sale Policy

Under the PRC Regulations on Administration of Gold and Silver and its implementing rules, the People’s Bank of China is the competent agent authorized to supervise and control the purchase and distribution of gold and silver in China. It is responsible for the State’s reserves of gold and silver and, jointly with other competent authorities, for regulating and supervising the gold and silver markets.

With the opening of Shanghai Gold Exchange in October 2002, the trading and exchange of gold in the domestic market may be conducted on the Exchange at market prices. The members of the Shanghai Gold Exchange can sell their gold products directly to gold refineries, smelters and banks through the Exchange. Those non-member gold producers who want to trade through the Shanghai Gold Exchange may authorize the members of the Exchange to trade on their behalf.

The PRC State Council announced in 2003 that wholesale, retailing, production and processing of gold in the domestic market would no longer require the approval of the People’s Bank of China. However, all gold, including that extracted from ore deposits and refined as a by-product, may not be sold outside China without the approval of the People’s Bank of China.

Environmental Laws

In the past ten years, PRC laws and policies regarding environmental protection have moved towards stricter compliance standards and stronger enforcement. In accordance with the Environmental Protection Law of the PRC adopted by the Standing Committee of the NPC on 26 December 1989, the State Environmental Protection Administration under the State Council sets national environmental protection standards. The various local environmental protection bureaus may set stricter local standards for environmental protection. CJVs are required to comply with the stricter of the two standards.

The basic laws in China governing environmental protection in the mineral industry sector of the economy are the Environmental Protection Law and the Mineral Resources Law. Applicants for mining licenses must submit environmental impact assessments, and those projects that fail to meet environmental protection standards will not be granted licenses. In addition, after exploration, a licensee must take further actions for environmental protection, such as performing water and soil maintenance. After the mining licenses have expired or a licensee stops mining during the license period and the mineral resources have not been fully developed, the licensee shall perform other obligations such as water and soil maintenance, land recovery and environmental protection in compliance with the original development scheme, or must pay the costs of land recovery and environmental protection. After mine closure, the mining enterprise must perform water and soil maintenance, land recovery and environmental protection in compliance with mine closure approval reports, or must pay certain costs, including the costs of land recovery and environmental protection.

Acquisition of Afcan Mining Corporation

On September 13, 2005, we completed the court-approved compromise transaction with Afcan Mining Corporation (“Afcan”), whereby we acquired all of the issued and outstanding shares of Afcan. Afcan indirectly owned 85 percent of TJS. Under the terms of the compromise agreement with Afcan, outstanding common shares of Afcan were exchanged for Eldorado Common Shares (“Common Shares”) on the basis of one Common Share for 6.5 Afcan common shares, resulting in the issuance of a total of 23,045,151 Common Shares (the “Transaction”).

In addition, outstanding warrants of Afcan (the “Afcan Warrants”) were exchanged for warrants of Eldorado (the “Replacement Warrants”) on the basis of one Replacement Warrant for each 6.5 Afcan Warrants. Each Replacement Warrant had an exercise price equal to six and one half (6.5) times the exercise price of the Afcan Warrants in respect of which such Replacement Warrant was issued. All other terms and conditions of the Replacement Warrants, including expiry terms, were identical to those of the Afcan Warrants. In total, Eldorado issued 4,595,952 Replacement Warrants of which 1,385,789 Replacement Warrants (exercise price Cdn$2.4375 per Common Share), had an expiry of September 30, 2005, and 3,210,163 Replacement Warrants (exercise price Cdn$2.4375 per Common Share), had an expiry of November 18, 2006.

The outstanding options to purchase common shares of Afcan (the “Afcan Options”) held by directors, officers, employees and service providers of Afcan who entered into employment or service agreements with the Company were exchanged for replacement options (the “Replacement Options”) to purchase Common Shares on the basis of one Replacement Option for every six-and-one-half (6.5) Afcan Options. Each such Replacement Option had an exercise price equal to six-and-one-half (6.5) times the exercise price of the Afcan Options in respect of which such Replacement Option were issued. The Company issued a total of 91,538 Replacement Options. All other Afcan Options immediately vested and were either exercised or cancelled, prior to closing the transaction.   See “Capital Structure – Share Option Plans”.

Under the terms of the Transaction, Eldorado made a $15.0 million credit facility available to Afcan. Loans under the credit facility included interest at a rate equal to LIBOR plus 3 percent per annum. On completion of the Transaction, the credit facility was converted to an inter-company loan. Proceeds of the credit facility were used primarily to fund TJS obligations of the joint venture company QDML.

The Business Acquisition Report regarding our acquisition of Afcan dated January 30, 2006 was filed on SEDAR and is available at www.sedar.com.

Tanjianshan

Tanjianshan, our 90 percent controlled project, is located in Qinghai Province.

Project Description

TJS is located in the Qinghai Province of northwest China. It is comprised of four large contiguous exploration licences that total 338 km2 in the area and that encompass two mining licences over two defined gold deposits, namely the Jinlonggou (“JLG”) and Qinlongtan (“QLT”) deposits, as well as numerous other prospects and anomalies.

Ownership Interest

As provided under the terms of the Transaction, during 2006 our ownership increased to a 90 percent interest in QDML and the Tanjianshan Mine when our capital investment reached $50.0 million. The remaining 10 percent interest is owned equally by the Qinghai Number One Geological Brigade (“Q1”) (5%) and the Dachaidan Gold Mine (5%). Afcan’s holding in QDML was previously owned by Sino Mining Limited, which divested Tanjianshan to Afcan in March 2003.

As noted above, Tanjianshan is comprised of the following two mining licences and four contiguous exploration licences:

Tenement	Type	Area (km2)	Date Granted	Date Expiry
Jinlonggou	Mining	1.03	02 Sep 2004	02 Jul 2007 (1)
Qinlongtan	Mining	2.88	24 Jan 2005	09 Dec 2007 (1)
Qinlongshan	Exploration	74.90	12 May 2006	12 Feb 2008 (1)
Qingshan	Exploration	72.07	03 Nov 2005	03 Nov 2007 (1)
Jinlonggou	Exploration	86.98	12 May 2006	12 Feb 2008 (1)
Xijingou	Exploration	100.86	03 Nov 2005	03 Nov 2007 (1)
Total		338.72

Note (1) These exploration leases have expired and are currently being renewed and, under Chinese law will be extended for an additional two years.  All required reports and documentation have been submitted to the appropriate government agencies and approval is expected to be received during the second quarter of 2008.

The exploration licenses are not surveyed tenements. Exploration licences are defined by latitude and longitude and marked on a plan, not on the ground. Definition of mining licenses may be based on either No. 3º or No. 6º Qinghai Provincial Grid and is again recorded on a plan. Sometimes the tenements are marked by pegs on site, but the co-ordinate definition takes precedence.

Owners of an exploration license have the right to explore for all minerals, save those preserved for the State, and to construct such facilities as are required by the owner to explore for such minerals. The owner also has a priority claim over applications for mining licences within the exploration licence area. Owners are obligated to begin and complete exploration within the time frame of the licence and to submit progress reports on a regular basis. Excavations and other surface disturbances are required to be rehabilitated on completion of the planned exploration. Annual maintenance costs are RMB 100 per km2 for years 1 to 3, thereafter increasing by RMB 100 per year to a maximum of RMB 500 per km2 per year.

Prescribed exploration expenditures per km2 are RMB 2,000 in year 1, RMB 5,000 in year 2 and RMB 10,000 in subsequent years. These licenses are granted initially for three years, and may be extended for a further two years.  There is no limit to the number of extensions that may be applied for.  Currently, applications for extension for the exploration licenses which expired in July 2007, November 2007 and February 2008 have been submitted and receipt is expected in the second quarter of 2008.

The mining license is granted for a maximum initial period of three years depending on the scale of the mine; thereafter, renewal is reviewed before expiration upon the mining license holder’s application. Renewal is guaranteed, provided there is compliance with mining regulations and all tax and royalty payments have been made. Owners of a mining licence have the right to construct, develop and mine the delineated mineral resource.

Currently, the JLG mining license is owned by QDML and extends from surface (3,556 mRL) to 3,378 mRL. An application has been approved to extend the license from surface down to 3,000 mRL.

The QLT mining license, previously held by Q1, has been transferred to QDML. This mining license extends vertically from surface (3,710 mRL) to 3,450 mRL.

Surface rights at TJS are currently sufficient for mining operations at the scale indicated by the Tanjianshan proven and probable reserves, as disclosed in the table titled “Proven and Probable Reserves” on page 8. To the extent that such proven and probable reserves increase, TJS surface rights will not be sufficient, and it would be necessary to obtain additional surface rights. There are three ways to obtain land use rights from the PRC government authorities: allocation, grant and lease. Different levels of government organizations have different authorities to approve the land use right application depending on the nature and areas of the land concerned. QDML may submit its application to the relevant government authorities to obtain the granted land or lease land if it deems necessary. QDML has obtained the lease right dated on July 11, 2005 under which QDML is entitled to use the leased land for the area of 445,100 m2.  On February 1, 2007 QDML obtained the Phase II lease right under which QDML is entitled to use additional leased land for the area of 221,083 m2.

For the allocated land use right, the government may approve the allocated land use right in accordance with the Catalogue for Allocated Land, which lists certain industries that may be able to use allocated land. Although the gold mining industry has not been listed in the Catalogue for Allocated Land, QDML obtained allocated land on July 11, 2005 for an area of 243,300 m2.  On February 1, 2007 QDML obtained the allocated land under which QDML is entitled to use additional allocated land for the area of 575,469 m2.

Royalty

The CJV provides that Q1 and Dachaidan Gold Mine obtain a total of 4.5 percent of the net sales revenue from the gold produced by QDML as their base income directly transferred once each sale is transacted. This revenue shall be directly transferred to the account designated by each of Q1 and Dachaidan Gold Mine each time QDML sells mineral products. The 4.5 percent royalty will be evenly split between the two groups (2.25 percent each). However, in order for Q1 and Dachaidan Gold Mine to obtain such 4.5 percent royalty, approval from related tax authorities must be obtained.  The royalty percentage is unaffected by the percentage ownership interests of the parties to the QDML joint venture.

Location, Climate and Access

Tanjianshan is located in the Dachaidan Region, Haixi Prefecture, Qinghai Province in the northwest of the PRC. Qinghai is a relatively large province covering 720,000 km2 and supporting a population of approximately 5.3 million. The capital of Qinghai is Xining, which is situated in the eastern part of the province. At a local scale, the project area is located 80 kilometers northwest of Dachaidan in the Haixi Prefecture.

The camp and the mill site at Tanjianshan are located at an elevation of 3,200 meters with the main resource at between 3,300 meters and 3,550 meters. Tanjianshan is located in the Saishiteng Mountains, and there is virtually no vegetation in the area. The landscape is composed of rugged mountains with slope angles of 45° to 50°. The Aolao River lies approximately two kilometers due east and is the only permanent river in the area.

The project area experiences a dry continental climate with low rainfall, high evaporation and generally clear skies. Winters are long and summers short, with a large diurnal temperature range. Meteorological data collected between 1971 and 1980 at Dachaidan (75 kilometers east southeast), and at a lower elevation than the site, recorded an average annual temperature of 1.6oC and annual rainfall of 200 mm. Maximum monthly temperatures are in July and August (21oC) and minimum monthly temperatures are in January (-15oC). Maximum monthly rainfall is in June and July (40 mm), whereas no precipitation is recorded in November, December and January. The highest temperature on record is 29.9oC on July 15, 1971 and the lowest is -32.3oC on January 18, 1973. Winds are frequent and strong from the west and northwest averaging 8.6 km/h and peaking at 70 km/h.

The nearest centres are Dunhuang (265 kilometers by road to the north) and Ge’ermu (260 kilometers by road to the south). There are frequent flights during the summer months (tourist season) between Beijing and Dunhuang. There are also regular flights from Xining to Ge’ermu throughout the year.

The site is easily accessed by road. There is a main highway between Dunhuang (Gansu Province) and Ge’ermu or Dachaidan in Qinghai Province that passes within 12 kilometers of the plant site. The road is sealed and in good condition, ensuring year-round access throughout the area.

Geology and Mineralization

JLG lies within a low, northwest trending, mountain range (Tanjianshan) composed of Wandonggou and Tanjianshan Group rocks, with Early Palaeozoic gabbro intruding the Proterozoic rocks and Late Paleozoic porphyritic plagiogranite intruding all older units. Northwest striking thrust faults dissect the units and commonly separate blocks. Dips to both the northeast and southwest are recorded. The range to the northwest has the same mix of rocks as Tanjianshan but also includes a large block of Late Paleozoic granite. This range is host to the QLT gold deposit.

The JLG gold mineralization lies in a host rock sequence dominated by carbonaceous phyllites. The rocks are dark grey to black and display a well-developed foliation. In the central and southern parts of JLG, a number of orange brown sandstone bands are also present and act as key marker horizons. Two intrusive rock types occur within the limits of the mineralization and are both of probable intermediate composition. Both intrusive unit types occur above and below the T2 thrust but in quite different styles. Above the T2 fault, the intrusives occur as steep (60°- 70°) southwest dipping, southeast trending thin bodies that clearly cut across the folded sedimentary units. Below the T2 and above the F30 faults, towards the M7 and Pubugou areas, diorites are volumetrically greater than above T2. They occur as multiple sheeted, near horizontal sills.

Throughout JLG, common tight and isoclinal folds plunge dominantly to the south at between 20º and 30º. The tight folding has only been recorded above T2. Most faults within the Jinlonggou are broadly contemporaneous. Fault patterns can be subdivided into two dominant families: northeast sinistral faults parallel to primary layering (average orientation: 87º southeast 019º) and northwest dextral faults (average orientation: 74º southwest 160º). The former occur on the northern and western parts of JLT whereas the latter are developed throughout the property. Fault T2, exposed throughout many of the drives and crosscuts of adit PD2, is oriented approximately 15º northwest 060º. This structure, together with at least two major flat dipping splays, is sub parallel and may be related to fault F30 (25º - 45º northwest 045º). Both thrust faults bound the upper and lower limits of the sub-horizontal package of diorites.

Two host environments exist for gold mineralization at Jinlonggou, relative to the T2 thrust fault: upper, moderately to steeply dipping, bedding plane parallel, phyllite hosted mineralization; and lower, gently dipping diorite and phyllite hosted mineralization. The 160º trending dextral faults are interpreted to represent feeder zones to the gold mineralization. The JLG gold mineralization defines a bowl shape volume having about a 500-meter diameter and extending up to 240 meters below surface.

QLT mineralization is confined to a 50-60º east-dipping zone comprising a calcareous sandstone interlayer between two marble units. The zone is typically 5 to 10 meters wide, to a maximum of 14 meters and is oriented approximately parallel to the close to north south oriented layering. QLT mineralization has been defined 600 meters along strike and up to 300 meters down dip.

Gold is hosted within the pyrite and arsenopyrite crystals. Minor amounts occur within quartz grains enclosed in pyrite. A strong relationship exists between gold and fine grained sulphide minerals.

Current Exploration

The main source of data from the programs is from diamond drilling. Drilling totals at JLG and QLT, from 2003 to 2005, consist of 33,136 meters in 242 holes. The drilling was carried out by a drill contractor.

Prior to 2005, field work and mining operations were restricted to the period from April to October. Mining and processing operations were on a care and maintenance basis from November to March inclusive. In 2005/2006, we continued our field work and mine construction activities throughout the winter months.

The exploration work we completed in 2005 was the culmination of a three-year exploration and delineation program (the “Program”) at Tanjianshan. In the first two years, those programs were undertaken by Afcan. The objective of the programs was to obtain sufficient data to establish measured and indicated mineral resources at JLG and QLT to support feasibility level mine planning. Those programs were successful and led to the completion of the feasibility study and the declaration of mineral reserves.

The final year of the program, 2005, was spent fulfilling three goals: to convert any inferred mineral resources that were contained within the feasibility open pit planned boundary to at least indicated mineral resource levels of confidence; to test for extensions of gold mineralization at JLG (to the northeast) and QLT (to the south); and to sterilize planned sites for major infrastructure and waste rock dumps.

The 2005 program goals were achieved with the exception of extending the gold mineralization at QLT.

At JLG, the majority of holes were sited at nominal spacings of 30 meters apart on 30 meter section lines normal to the bedding parallel zones above the T2 fault, and at similar spacings on the same grid oriented west, vertical and east to test the subhorizontal diorite/phyllite sequence below the T2 fault. In addition, a drilling program in early 2004 targeted the 160° trending fault corridors on an oblique grid. The severe topography also served to restrict access to preferred drilling sites exacerbating the problem of less than optimum intercept spacing and angle locally. Inevitably, given the multiplicity of mineralized zone orientations, the variety of hole orientations and the need to drill through one style to access deeper parts of another style, the number, spacing and penetration angle of intercepts varies greatly from zone to zone. Intercept attributes are taken into account on an individual basis in the assessment of resource classification. Data spacing (less than 30 meters) is sufficient on well-defined structures and close to the underground workings to support Measured and Indicated Resources on the bedding parallel faults above T2 and certain parts of the diorite/phyllite package. In general, intercepts within the fault corridors are greater than 30 meters and combined with the less confident geological interpretation, will support classifications no higher than Indicated.

At QLT, drill holes were sited on section lines 40 meters apart and drilled normal to the plane of the deposit. Intercept spacing averages 60 meters down dip and this, together with the 40 meter cross-sectional spacing, is enough to define a continuous zone. Data spacing and angle of intercept are both considered sufficient to support an estimation of indicated mineral resources at QLT.

Core recoveries in mineralized intervals at both deposits were excellent.

In 2007, exploration at TJS consisted of near-deposit and regional targets. Our near-deposit targets included JLG North and Xijingou (XJG) at the JLG deposit, and QLT South and QLT Deep around the QLT deposit. TJS regional targets consisted of QLT Far South, WDG and HLG–LBG. We augmented our mapping and trenching programs on these targets with diamond drilling, completing 19,800 meters in 146 holes in 2007. We also drilled 10 reverse circulation holes totalling 925 meters.

The program at JLG North, located immediately north of our JLG deposit, successfully defined numerous high grade gold zones in a structurally complex setting. Drilling southeast of JLG tested mineralized structures in diorite and phyllite units in the XJG area. Results returned numerous gold mineralized zones, confirming and extending earlier first quarter results. We are planning additional drilling in 2008 for XJG.

Around the QLT deposit, we tested for the continuation of the existing mineralization below the planned pit bottom.  Drilling access was limited due to mining operations but further drilling will be conducted in 2008.

Work on the regional targets will continue in 2008.  The exploration budget for TJS in 2008 is $3.4 million.

Data Quality and Verification

Quality control procedures were instigated at the outset of the field program, and routine monitoring remains an essential part of the program. Analysis for gold was done on sawn half core samples using fire assay (AA finish) on a 50 gram charge. Standard reference materials, blank and field duplicate samples are inserted prior to shipment from the site to monitor the quality control of the assay data. In addition, about 10 percent of the samples were re-submitted for duplicate analysis at a second laboratory. These measures provided controls and checks on both accuracy and precision of the analyses.

Aspects of the field work such as survey and bulk density determinations were also checked. These were conducted by repeat measurements using different operators or different methods.

Historic data (pre-2004 and comprising about 30 percent of all data) was validated for use in mineral resource estimation. These data were validated by re-sampling underground adits and crosscuts, re-assaying drill core sample pulp material, reviewing collar and down hole survey data, and comparing database entries to source material (where available).

In summary, the quality control programs and validation work demonstrated that the assay data were sufficiently accurate and precise, and that the database is sufficiently free of error to support mineral resource estimation of the JLG and QLT deposits.

Previous Exploration

Afcan drill core data currently supports around 60 percent of the Tanjianshan mineral resource. The remaining 40 percent relies on older data from campaigns conducted by Q1 and Sino. A comprehensive validation program, under the supervision of DevMin, was executed on those data from Q1 and Sino. Devmin concluded that this data is of sufficient quality to be included for use to estimate mineral resources at Tanjianshan.

The earliest exploration work in the area was in the late 1950s when Qinghai No. 5 Exploration Brigade explored for petroleum. No work was recorded during the 1960s. Comprehensive reconnaissance, prospect investigation and regional surveys started in the early 1970s with work undertaken mainly by Qinghai No. 5 and No. 6 Exploration Brigades. During this period, a number of mineral prospects were discovered, including copper at Yixianshan, a pyrrhotite-pyrite prospect at Huanglushan, pyrite at QLT and limonite at Tanjianshan.

Lode gold in the area was discovered in the late 1970s by the Qinghai No. 5 Exploration Brigade Geology Team at Zhishigou, and this discovery intensified gold exploration work along the Chaidamu Northern Margin tectonic zone.

Gold was initially discovered at JLG during the course of uranium exploration in 1989 by Q1, following which limited mining of both that deposit and QLT was completed. At JLG, the Q1 team generated exploration data in 29 surface drilled core holes; completed underground development on three levels and accompanying rises and sub-levels; and conducted extensive surface sampling in trenches, shallow pits or shafts on section lines 30 meters apart.

From April to November 2003, Afcan conducted data review, data validation, geological mapping, underground and surface sampling and core drilling.

In 2004, Afcan undertook additional drilling programs at both JLG and QLT.

Previous Production

In 1992, a production team from Q1 (Jinlong Mining Company) began mining and processing the near surface oxide ore by heap leaching, and starting in 1995, primary material was mined from underground. This material was processed by roasting a float sulphide concentrate followed by a CIL circuit. Gold recovery by this method is estimated to have been around 82 percent. Heap leach recovery is estimated to have been 48 percent.

The mining at JLG was from underground workings that included development on three levels (adits PD1 and PD4 at 3,408 mRL; adit PD2 at 3,378 mRL; and adit PD3 at 3,442 mRL) and accompanying cross-cuts, rises, sub-levels and open stopes. These workings, which total more than four kilometers, lie within the currently defined limits of the gold mineralization.

The majority of the mined material was processed by heap leaching. The sites or pads (now inactive) are numerous but small, and are located in adjacent valleys north and east of the workings. Material on these pads is planned to be re-processed through our mill through planned open pit mining.

Waste rock generated by this past mining lies in small piles adjacent to each adit entrance. Some of it was used for construction purposes, and the remainder will either be used for ongoing construction or re-processed through our mill during mining.

The following table summarizes production at JLG since the start of operations in 1992. After signing the CJV in 2002, JLG ceased operations.

Jinlonggou Mine – Past Production

Year	Heap Leach Production		Primary Production		Total Production
	Tonnes	Grade (g/t Au)	Tonnes	Grade (g/t Au)	Tonnes	Grade (g/t/Au)	oz
1992	15,045	7.27			15,045	7.27	3,517
1993	23,920	8.60			23,920	8.60	6,614
1994	42,279	7.13			42,279	7.13	9,692
1995	52,724	6.05	3,027	8.01	55,751	6.16	11,035
1996	52,128	6.38	5,191	8.40	57,319	6.56	12,095
1997	34,800	6.41	4,593	7.99	39,393	6.59	8,352
1998	38,283	7.54	3,899	14.32	42,182	8.17	11,076
1999	38,028	5.62	16,856	8.15	54,884	6.40	11,288
2000	36,610	5.64	21,062	8.63	57,672	6.73	12,482
2001	33,245	7.19	23,133	7.25	56,378	7.21	13,077
2002	26,088	4.82	28,404	7.92	54,492	6.44	11,275
Total	393,154	6.52	106,166	8.22	499,321	6.88	110,503

At QLT, Q1’s exploration program included excavating 143 surface trenches and 14 core holes. Approximately 100,000 tonnes at 10 g/t gold of oxide ore was mined over a period of four years.

Development and Operations

All ore and waste are mined via conventional, open pit mining methods and using a combination of owner operated and mining contractor. The operation uses selective mining techniques to separate ore and waste. A contract ore haulage operation will be required to transport the ore 19 km from QLT to the treatment plant at JLG. Waste dumps are located adjacent to the existing pits.  Effective December 31, 2007 TJS discontinued the owner operations in favour a 100% contract mining operation.

The treatment plant flowsheet is based on material being fed into a ROM bin and through a single stage crushing circuit to a mill feed  bin/stockpile. This bin/stockpile is then fed through a single stage SAG mill and a classification circuit. QLT material is then fed through a conventional CIL circuit and then the tailings are floated with the sulphide material removed for subsequent treatment.

JLG material is treated based on the sulphide content. If the sulphide level is low, the material is also treated through a conventional CIL circuit. If the sulphide level is sufficiently high, the material is fed through a flotation circuit and then dewatered. The QLT and JLG flotation concentrate are then blended for an optimal sulphur grade before being fed to the two-stage roasting circuit.

The solid product from the roaster then passes through a regrind mill to break down agglomerates and is then leached in a CIL circuit. The roaster off-gas passes through a cooling circuit precipitator, an arsenic scrubbing circuit and an acid plant.  The recovered sulphuric acid and arsenic trioxide are sold.

For high sulphide JLG ore, if the remaining gold grade is high enough, the flotation tails can be leached through the CIL circuit.

The gold loaded carbon is then removed from both CIL circuits for gold recovery by Zadra methods, and  electrowinning  Gold bullion is produced for sale.

Test work indicates that expected gold recoveries for Tanjianshan deposits, based on the selected treatment route, will range from 82 percent to 93 percent. The Aolao River is the primary source of raw water, which is pumped to a tank located close to the plant and used to supply water to the plant and the process water tank. Potable water is supplied to the plant and camp sites from the raw water system.

Annual electrical power requirements for Tanjianshan are estimated to be approximately 8,000 kilowatts. The power line from Xitieshan will provide sufficient electrical power to meet these requirements and will also cover any increase in power demand in case of expansion.

A tailings management facility (“TMF”) can be described as a “hill side tailings impoundment.” The TMF has a maximum height of about 40 meters and uses the downstream construction method to minimize risks associated with the TMF. The TMF has been designed as a ‘nil discharge’ facility with all free water returned to the treatment plant during operation. The tailings impound is located approximately one kilometer downstream from the plant site.

Personnel

QDML has a workforce of 807 people at TJS including contractors and foreign assignment personnel.

Construction

Construction began in April 2005 and was completed in December 2006. Capital costs were $48.2 million.

Production

The first gold pour occurred on December 2, 2006. Commercial production began February 1, 2007.    TJS received its Gold Mining Certificate from the National Development and Reform Commission (NDRC) in March 2007.  The Gold Mining Certificate certifies QDML an official gold producer under the Laws of the PRC. The Certificate is the first one granted to a North American gold producer with operations in China.

A mine production rate of 0.8 million tonnes per year (“mtpa”) of ore is projected for TJS LOM. The average daily production rate for ore rate is expected to be 2,300 tpd.  Total quantities of ore and waste are projected to be 38 million tonnes LOM.  A gold recovery of 90 percent is projected for the combined sulphide and oxide ore.

The ore requires a crush size of 80 percent passing 150 mm.  The crushed ore is then ground in a SAG mill to 80 percent passing 75 micron.  For oxide ore, the ground ore slurry is leached first with cyanide and then floated to recover the gold bearing sulfides.  For sulphide ore, the ground ore slurry is floated first, followed by cyanide leach of the flotation tail.  Flotation concentrates recovered from both ore types are roasted and then leached with cyanide.  The final mine product is gold doré bar.

Approximately 0.8 million tonnes of ore were milled in the eleven months ended December 2007 at an average grade of 6.23 g/t, resulting in 125,670 ounces of gold produced at an average cash operating cost of $288 per ounce.

Commercial production began at TJS on February 1, 2007 and the mine produced 138,162 ounces during the year at a cash cost of $288 per ounce,

Capital expenditures for the year were $43.2 million. The major components of the capital spending were for pre-stripping on the JLG pit and completing Phase I construction. In addition, we began work on the planned Phase II construction program, which will include a roaster facility to treat sulphide ore from the newly opened JLG pit as well as tailings dam expansion work. We expect the roaster to be completed by the fourth quarter of 2008.

We have negotiated a long-term mining contract to lower overall unit mining costs. The mining contractor has agreed to purchase our Company-owned mining fleet for its remaining book value. This will result in substantial cost savings over the life of the mine, as it became apparent in 2007 that our Company-owned-and-operated mining equipment was not cost competitive compared to similar equipment operated by the mining contractor.

In November 2007, our 90% owned subsidiary, QDML (“QDML”) entered into a $15 million revolving facility (“the Facility”) with HSBC Bank (China). The Facility has a term of one year and is subject to review and renewal annually. The Facility is secured by way of an irrevocable letter of credit drawn on HSBC Bank USA, National Association (“HSBC”). Eldorado should maintain at all times a security coverage ratio of 105% of the amounts drawn down. The letter of credit has an expiry date of November 8, 2008 and is secured by Eldorado’s funds held by HSBC as restricted cash. The Facility can be drawn down in minimum tranches of $0.1 million. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China with a 10% markdown. As at December 31, 2007, the Company has drawn down $10.1 million (RMB 73.5 million) at a weighted average interest rate of 5.994%. Each tranche has a maturity of six months.

Tanjianshan Reports

Tanjianshan is the subject of the following technical reports: “Tanjianshan Gold Project, China, Technical Report” (dated September 2005, revised January 30, 2006 and effective September 2005, prepared for Eldorado in part by RSG Global and in part by the Company); and “Tanjianshan Gold Project, Qinghai Province, China, Bankable Feasibility Study Report” (dated April 2004 and prepared for Afcan by RSG Global).

Exploration

In 2005, exploration at Tanjianshan consisted of 68 core holes totalling 9,378 meters. Exploration was successful and extended the JLG mineralization to the east into the M7 and Pubugou area. Outside of these deposits, we also drilled an additional 2,186 meters as part of a regional exploration program that included mapping and trenching.

The 2006 work plan completed 3,000 meters of core drilling, which targeted existing inferred resources and known areas of gold mineralization, and surface trenching to define further drill targets specifically

The 2006 program targeted:

1.

Inferred mineral resources currently within the JLG pit design;

2.

Extensions of the QLT high grade orebody; and

3.

A belt of known mineralization in intrusive rocks between JLG and QLT.

Our exploration in China focused on the Tanjianshan project in Qinghai Province. In 2006, we conducted infill drilling at both the QLT and JLG deposits, along with reconnaissance exploration of targets located between the two main deposits.  At JLG, 44 holes were drilled for 5,923 meters, designed to upgrade the inferred resource into measured and indicated. At QLT, 39 holes were drilled for 3085 meters, both to upgrade inferred resources and to sterilize an area to the west of the pit for waste rock disposal.  Regional exploration focused on two areas between JLG and QLT and one area north of QLT. This work consisted of geologic mapping, rock chip sampling, induced polarization geophysics and drilling six diamond drill holes.

In 2007, exploration at TJS consisted of near-deposit and regional targets. Our near-deposit targets included JLG North and Xijingou (XJG) at the JLG deposit, and QLT South and QLT Deep around the QLT deposit. TJS regional targets consisted of QLT Far South, WDG and HLG–LBG. We augmented our mapping and trenching programs on these targets with diamond drilling, completing 19,800 meters in 146 holes in 2007. We also drilled 10 reverse circulation holes totalling 925 meters.  The program at JLG North, located immediately north of our JLG deposit, successfully defined numerous high grade gold zones in a structurally complex setting. Drilling southeast of JLG tested mineralized structures in diorite and phyllite units in the XJG area. Results returned numerous gold mineralized zones, confirming and extending earlier first quarter results. We are planning additional drilling in 2008 for XJG. Around our QLT deposit, we tested for the continuation of the existing mineralization below the planned pit bottom.  Drilling access was limited due to mining operations but further drilling will be conducted in 2008.

Associated Projects

On January 11, 2005, we signed a Memorandum of Understanding with Shandong Gold Corporation (“Shandong”) outlining possible joint ventures on one advanced exploration property and two development projects. The Memorandum of Understanding with Shandong terminated on September 11, 2005.

Brazil

Brazil

Operations

- Sao Bento Mine

Exploration

- Vila Nova, AP State
- Tartarugalzinho, AP State

Tartarugalzinho
Vila Nova
BRAZIL
Brasilia
Belo Horizonte
São Bento Mine
Rio de Janeiro

33

São Bento

The São Bento Mine ceased mining operations on January 20, 2007.

The final full year of production at São Bento was completed in 2006. During its 20-year life 1.8 million ounces of gold were produced at São Bento.  In 2007 sales from São Bento totalled 10,641 ounces of gold at an average price of $649 per ounce while production cash costs averaged $208 per ounce.

In 2006, 334,814 tonnes of ore (2005 - 310,703; 2004 - 366,729) were sent to the mill at an average grade of 6.71 grams per tonne (2005 - 7.67 g/pt; 2004 - 8.40 g/pt) with a recovery rate of 87.9% (2005 - 89.3%; 2004 - 89.1%). Production totalled 64,758 ounces of gold (2005- 64,298 ounces; 2004 - 82,024) at an average total cash cost of $464 per ounce (2005 - $416; 2004 - $302). During 2006, production yields declined as grade and recovery decreased, mining and processing costs increased as the ore body approached full depletion.

Following the January 20, 2007 São Bento shut down, reclamation work began. Reclamation costs are estimated at $10.6 million of which we spent $5.5 million in 2007. We will continue to complete our reclamation and closing requirements during 2008.  The estimated salvage value of the equipment on site at shut down was $9.0 million.

Ownership Interest

We own 100 percent of São Bento through our various subsidiaries, including our wholly owned Brazilian subsidiary, São Bento Mineração SA. The mine site covers an area of 800 hectares and consists of one mining concession. A single contiguous mining concession of 1,221 hectares, also owned 100 percent by São Bento Mineração SA, adjoins the northeastern boundary of the mine site.

Location and Access

São Bento is located in the municipality of Santa Barbara in Minas Gerais State, Brazil, approximately 110 kilometers by road east of Belo Horizonte, the state capital, and 375 kilometers north of Rio de Janeiro. The mine site is accessed by good paved roads and a rail line serves the two cities.

Acquisition

São Bento was acquired from Gencor Limited on July 4, 1996, as part of a portfolio of assets.

History

The area around São Bento has been worked for gold intermittently since the 1860s. The mine was operated by various companies until 1947. Gencor acquired São Bento in the 1970s and, in July 1984, began developing the mine in two phases. The first phase, with a process capacity of 20,000 tonnes per month using an internal winze system to access the ore body, was completed in late 1986. This winze system was later replaced by inclines capable of handling 35,000 tonnes per month of ore and waste. Gencor’s second development phase began in 1988 and consisted of sinking a vertical shaft and doubling the capacity of the grinding and oxidation circuits in the processing plant. Gencor installed a one-tank BIOX® pilot plant in 1991 and a second BIOX® tank in February 1995. Eldorado acquired the São Bento Mine from Gencor in July 1996, and in 1998 completed an optimization and expansion program, converting the operations to trackless long-hole sub-level mining.

Geology and Mineralization

São Bento is situated in the “Quadrilatero Ferrifero” (“Iron Quadrangle”) of Minas Gerais State. The stratigraphy is made up of volcanic rocks, chemical sediments and pelitic sediments, all of which have been subjected to greenschist metamorphism. The lithologies are typical of greenstone belts in Africa, Australia and Canada and are dated as Archean in age.

The formations have been strongly folded along a northeast trending axis. Dips are steep, generally in the range of 45-50°. Mineralization at the São Bento Mine is restricted to a sequence of chemical and fine-grained sediments and tuffs of the Nova Lima Group. Four formations have been identified on the property: the Carrapato Formation, the Lower Iron Formation, the Basal Iron Formation and the São Bento Formation. Gold mineralization is localized in the Basal Iron Formation (“BIF”).

On the basis of lateral lithologic variations, the BIF is subdivided along strike into three portions: Orebody No. 1, Orebody No. 2 and the São Bento/Pinta Bem or Orebody No. 3. The BIF has its greatest thickness in the Orebody No. 1 area, where it is approximately 35 meters thick, and at least six periods of gold/sulphide mineralization are evident. The ore zone is distinctly banded and consists of alternating layers of sulphide and iron carbonates. Gold occurs in close association with sulphides and may be free, on crystal boundaries or enclosed in sulphide grains. Grain sizes of the host rock minerals and sulphides range from 0.5 to 5.0 millimeters and gold grains range from 1 to 250 microns, with an average of 70 microns. The ratio of sulphur to gold is consistent (in the range of 0.62 to 0.64) and ore zones exhibit very uniform average gold content. Below the mine’s 26th level horizon, a meta basaltic dike dipping at approximately 42° bisects the BIF from footwall to hanging wall. A zone of fragmentation is encountered local to the intrusive with localized flattening of the BIF dip angle. Drilling below this horizon has identified continuation of the BIF structure and mineralization subdivided into lower and upper ore zones, which have been traced down to the 30th level boundary pillar.

Mining

São Bento is an underground mine accessed by an adit on level 11 and a vertical shaft that services the surface, level 11 and levels 17 to 28. The vertical shaft is used to hoist ore and waste to the surface and to deliver workers and materials to level 17 and below. In its current configuration, the vertical shaft hoisting capacity is approximately 100,000 tonnes per month. A twin ramp system accesses the orebody between levels 21 and 25, reverting to a single ramp beyond level 25. The predominant mining method at São Bento was long hole open stoping.

The processing plant at São Bento is a conventional grinding and milling operation using an autogenous mill. Once the ore is milled, it goes to a flotation unit where the concentrate of sulphides containing gold is separated from the tailings. This concentrate is then forwarded to an oxidation process through three bioxidation reactors using the BIOX® process and/or through two autoclaves. Gold is recovered in a six-stage CIL circuit to produce doré. The processing plant has a current design capacity of 40,000 tonnes per month and gold recovery is approximately 92 percent. Tailings are classified to produce a sand product used for underground backfill and the final tailing is sent to the tailings impound area.

In 2005, São Bento produced 64,297 ounces of gold at a cash cost of $407 per ounce. Gold production was adversely affected during the year due to problems with ground stability and interruptions during the completion of the shaft deepening project. Cash costs were impacted by lower gold production, increased costs for ground support, and the appreciation of the Brazilian Real against the US dollar.

In 2006, we produced 64,758 ounces of gold at São Bento for a total cash cost of $464 per ounce. The São Bento Mine reached the end of its commercial mine life in 2006 and all mining activities ended on January 20, 2007. Final processing of ore is continuing in the first quarter of 2007 and reclamation work has begun. Reclamation work will continue over the next two to three years at an estimated net cost of $10.0 million.

The following table summarizes São Bento’s production and operating information from 1998 through 2007:

Year	Ore Tonnes	Grade (g/t) (1)	Recovery (%)	Production (oz.)	Operating Cash Costs (2)	Total Production Costs (2)
					$	$
2007	20,069	11.71	101	7,667	208	152
2006	334,814	6.71	88	64,758	454	467
2005	310,703	7.67	89	64,298	407	564
2004	366,729	8.40	89	82,024	294	358
2003	374,130	9.13	92	95,049	234	364
2002 2001 2000 1999 1998	381,295 417,609 525,893 540,014 467,215	9.47 9.13 7.95 8.18 7.60	93 91 93 92 93	103,533 102,841 112,950 126,581 108,572	184 216 195 184 250	282 306 270 251 324

Notes:

1)

Grams of gold per metric tonne.

2)

Calculated in accordance with the Gold Institute Production Cost Standard, under which total production costs are made up of total cash costs (operating cash costs plus royalties) plus depreciation, depletion and reclamation provisions.

3)

includes gold recovered after shut down of mining operations

Development Activities

From Jan 1, 2003 to February 28, 2006, Eldorado invested $20.02 million in capital expenditures at São Bento. We spent $9.0 million in capital expenditures on São Bento in 2003 and $5.7 million in 2004. Capital expenditures for 2005 were $7.36 million, excluding the shaft-deepening capital expenditures.

On April 2, 2003, we announced our intent to deepen the shaft at São Bento (the “shaft-deepening project”) by approximately 370 meters, providing a bottom working elevation approximately 1,300 meters below surface. The shaft-deepening project was completed in October 2005 and commissioned in November 2005 at a total capital cost of $13.33 million.

In 2004, lower production levels resulted in higher cash costs per ounce. Production was lower because of a high level of waste handling, poor ground conditions and the presence of a metabasite intrusive that intersects the orebody in the area scheduled for mining. The intrusive altered the local mineralogy of the ore, resulting in higher oxygen and cyanide consumption. The 2004 exploration drilling program of 2,791 meters of infill drilling and 17,612 meters of exploration drilling did not establish the continuity of the mineralization below the intrusive at the mine’s 34th level. Infill drilling above the intrusive in an area previously defined as a probable reserve resulted in a reduced estimate of probable reserves in this area. During 2005, 17 diamond drill holes were completed at São Bento for 6,600 meters. A study was undertaken by the Federal University in Belo Horizonte to examine all geological, structural and geochemical data and comment on the probability of down dip extensions of the ore zone. The conclusion was that there is a low probability of the ore zone continuing below the mafic dike on the 33rd level.

Safety

The Lost Time Accident Frequency Index was kept to zero during the year, the lowest of the mine’s life.  On December 31st 2006, the underground operation achieved 523 days and the plant achieved 3,028 days with no lost time accidents. Our last accident occurred in July 26, 2005. The incident rate of lost-time accidents at Sao Bento compares favourably with the average for similar underground operations in Ontario, Canada.

Data Verification

The original data, including drill hole logs assay results, were reviewed by Norman Pitcher, P.Geo., a qualified person under NI 43-101 and our Chief Operating Officer. No irregularities were found.

São Bento Reports

São Bento is the subject of the following independent reports (the “Reports”): “Review of Ore Reserves and Metallurgical Operations at São Bento Mineraçao, Brazil” (prepared by Watts Griffis & McOuat Limited and dated February 5, 1996), “Review of Operations at São Bento Mineraçao, Brazil” (prepared by Watts, Griffis & McOuat Limited and dated May 13, 1996), “Addendum to Review of Operations at São Bento Mineraçao, Brazil” (prepared by Watts, Griffis & McOuat Limited and dated April 27, 2000 and revised May 10, 2000) and “Addendum to A Review of Operations at São Bento Mineraçao Brazil” (prepared by Eldorado and dated April 15, 2002 and revised April 30, 2002). Copies of the Reports are available at www.sedar.com under the Company’s name. The full Reports should be reviewed in order to put the preceding discussion in context.

Exploration

In 2008, exploration in Brazil will consist of general reconnaissance work in Para state.  The total 2008 exploration and development budget for Brazil is $0.2 million.

Vila Nova Gold

Under a joint venture agreement dated April 7, 2005 with DSI Consult & Mineracao Amapari (“DSI”) the Company acquired an option to earn 84 percent interest in the Vila Nova gold project in Amapa State by making staged property payments totalling $5.2 million over three years (2005-2007). In 2005, we drilled nine diamond drill holes (764 meters) beneath garimpero workings, and we conducted detailed mapping and sampling of those workings. Field crews also completed a soil sampling survey on the extensions of the main trend of mineralization. An airborne geophysical survey was undertaken to provide regional drill targets identified through earlier mapping and surface channel sampling. Two target types emerged from this preliminary work: widespread, lower-grade gold envelopes (0.5 to 3.0 g/t) in silica and/or carbonate altered zones within and surrounding the iron formation units, and narrow high-grade intervals occurring in sulphide bearing, silica-rich iron formation layers where they intersect the hinge areas of the numerous tight folds in the project area. Results from the initial 2005 drill program indicated that gold mineralization occurs both in wider, lower grade zones and in narrow, high grade shoots. Both types of mineralization are hosted by BIF, similar to the host rock at São Bento.

In 2006, work consisted of diamond drilling, surface sampling, soil geochemical sampling and ground geophysical surveys. Drilling totalled 6,920 meters in 50 drill holes and tested ground below and between existing garimpero workings. In the rock-exposed southern region of the project, we conducted soil geochemical and IP geophysical surveys on 200 to 400 meter spaced lines. The results of these surveys guided our selection of drill targets in the area.

Two target types emerged from this work: widespread, lower grade gold mineralized zones (0.5 to 2.0 g/t gold) in altered zones associated with iron formation units; and narrow, structurally controlled and discontinuous higher grade gold-bearing intervals within the iron formation units. Structural evaluation of the project towards the end of 2006 found that although the Vila Nova gold mineralization occupies a north-south high strain corridor, there is an absence of higher grade zones normally expected in such geologic environments. This may indicate that the Vila Nova hydrothermal system explored thus far is either too weak or dispersed over a large volume of rock. On January 30, 2007 the joint venture agreement was terminated.

Vila Nova Reconnaissance

We hold a 100 percent interest in exploration licenses totalling 152,000 hectares surrounding the former Vila Nova Gold project ground. This land is prospective resulting from the mineralized trends identified in the Vila Nova project extending onto them. A review of existing regional airborne geophysical data has defined numerous targets along regional structural lineaments. In 2007, grassroots evaluation of these targets was undertaken. Work largely consisted of soil and stream silt geochemical sampling.  No geochemical or geologic anomalies were found.  We have discontinued our efforts in this region.

Tartarugalzhino

We hold a 100 percent interest in the Tartarugalzhino project in Amapa State covering an area of 80,000 hectares. In 2005, work crews continued with geologic mapping and sampling, and we completed an airborne geophysical survey. In 2006, we started systematically evaluating the numerous geophysical anomalies in the license area. Work over each target entailed soil geochemical sampling and follow-up auger drilling. By year-end, 30 percent of the targets received work. In 2007, we completed our evaluation of Tartarugalzinho. Auger drill testing of numerous gold-in-soil anomalies failed to match the geochemical anomalies. The anomalies appear to be the result of intense laterite development. No further work will be done on this project.

Vila Nova Iron Ore Project

Project Description

The project is located in the southern Amapá State, Brazil.  This open pit mine will operate for approximately nine years and produce lump ore and sinter feed products for shipping out of Santana Port. This operation will require the building of a crushing, screening and separation plant and also screening and handling facilities at Santana Port.  The Santana Port is operated by the Santana Port Authority and is located on the North bank of the Amazon River, in the town of Santana, approximately 18 Km upstream from the city of Macapa, the capital of the State of Amapa.

Ownership Interest

We have a 75% ownership interest in the Vila Nova Iron Ore Project with our joint venture partner DSI controlling 25%.

Location, Climate and Access

The Vila Nova Iron Ore Project is located 175 km west of Macapa, the capital of the Amapa State in northeastern Brazil.  The site topography comprises mostly flat platforms delimited by small slopes and with dense plant vegetation throughout the area .  The nearby Vila Nova River, which flows through the property, is the main drainage in the province and will be used for water supply.

The climate is that of a tropical rainforest with a rainy season in which 85% of the precipitation genereally occurs and a dry season.  Annual rainfall is 2,300 mm and relative humitdity is 95%.  The annual temperature ranges from 23° C to 35° C.

The Vila Nova project holds the mining rights granted by the Brazilian National Production Department (“DNPM”) (ref. Process #850.048/80) and declared in Mining Concession #145-91 published in the Federal Gazette (Diário Oficial da União) on 18/07/1991, and amended on 31/05/2007.  The said rights belong to Mineracao Amapari SA, a wholly owned subsidiary of DSI.  The total area of the mining rights is 4,254 ha of which 1,475 ha covers the Vila Nova project and is 75% controlled by Eldorado

The Vila Nova project site infrastructure will consist of those facilities necessary to support the mining, benefaction and transportation requirements.  Infrastructure improvements will be required at the mine  site and also at the Santana Port.  The Vila Nova project additions will include maintenance shops, accommodations, water and electrical supply, crushing and screening facilities, a gravity separation system and a tailings dam.

The tailings dam will be constructed of compacted earth from areas near the dam.  Construction will be in two phases: phase 1 to be sufficient until Year 4 production and a phase 2 will raise the crest of the dam to allow containment of all tailings generated during the remainder of the nine year mine life.

Acquisition

In 2005 we signed an agreement whereby we had an option (the “Option”) to acquire 50 percent of the Vila Nova Iron Ore project from DSI by spending $0.2 million on exploration expenditures and $0.2 million in option payments over two years (2005-2006). Once exercised we would be committed to fully fund the first $8.0 million of project capital, and then 50 percent of the capital requirements beyond this $8.0 million. We exercised the Option at the end of 2006.

During 2007, we renegotiated the terms of the 50/50 JV Agreement with DSI.  As a result Eldorado now owns 75% of the Vila Nova project with the balance of 25% owned by DSI.  In exchange for its increase in the ownership of Vila Nova, Eldorado has agreed to pay $2.8 million to DSI and finance up to Brazilian Reals $57 million of the preproduction capital expenditures of the Vila Nova project.

Preproduction costs in excess of  the Brazilian Reals $57 million threshold will be financed by the parties to the level of their their respective shared ownership of the projects on a 75-25% basis.

Geology and Mineralization

The Vila Nova iron ore deposit is a 10 to 40 meter thick, steeply dipping outcropping hematite body that trends approximately north-south with a narrower fold limb extending to the northwest. The resource contains massive and laminated hematite with minor intercalations of schist in the central and southern part of the ore body and softer more granular hematite in the north, particularly north of the Vila Nova River where it becomes interspersed with iron rich schist (itabirite).

An inferred mineral resource of 8.7 million tonnes was estimated with an iron content of 61.5 percent at the Vila Nova project. The inferred mineral resource was based on 19 diamond drill holes located on section lines 100 meters to 200 meters apart over a strike length of 1,400 meters.

Data Quality and Verification

Prior to modelling, the Vila Nova database was verified by Eldorado against source data.  These checks were conducted on assay, collar coordinate and down hole survey data.  No significant discrepancies were observed.  As a result, the mineral resource database is deemed sufficiently free of error to be adequate for resource estimation.

We implemented and monitored two types of duplicate data for our quality control:  regularly submitted coarse reject duplicates and submissions to a second laboratory.  Results show good reproducibility and no bias in the assay process.

History

The existence of the high grade iron deposit at Santa Maria do Vila Nova has been known for at least six decades.

In 1948, Ackermann, a geologist who had been retained by the Federal Territory of Amapá at that time, published a paper on the mineral resources of the area, with emphasis on the Santa Maria iron ore. Between 1946 and 1947, Hanna Exploration Co., a North American company, which had been hired by the government of the territory, carried out rotary drilling in the Santa Maria area, focusing on iron ore.

In 1983, a stretch of land approximately 4300 m long (and a few hundred meters across), trending N60W (2600 meters) and extending towards N10E (1700 meters), was mapped by the company Mineração Amapari SA, which applied for a claim on the area at the DNPM (Brazilian National Production Department).

Between January 1983 and July 1987 Mineração Amapari SA, conducted gold and iron exploration activities and utilized the data produced by the Hanna drilling, which totaled 1661.53 meters, featuring a low recovery. The company was granted the mining rights.

São Bento Mineração SA entered into an agreement with Mineração Amapari SA in 2005 to evaluate the Vila Nova iron ore deposit.   Subsequent work entailed 1:2000 topographic and geological mapping, surface sampling, diamond drilling, chemical analyses of surface and drill core samples, metallurgical characterization testing, review of mineral resources and reserves.

Development Activities

In 2006, we completed a Prefeasibility Study (the “Study”) and prepared permit and license applications to support construction and mining. The Study was managed and prepared by Roberta Costa Engenharia Ltda. of Belo Horizonte, Brazil. It was based on an expanded mineral resource for the project. This new mineral resource included the results of an additional nine drill holes and extensive metallurgical testwork. The new data allowed most of the project’s mineral resources to be classified as measured and indicated mineral resources.

The 2006 Study used a conservative case for iron ore prices. An average of $40 per tonne of product was used to generate the economic pit shell. The economic analysis in the Study used $55 per tonne of product, approximately equal to 2006 prices. Eighty-seven percent of ROM ore will be recovered and sold as lump ore and sinter fines following crushing, screening and concentration at the minesite. Total capital for the project was estimated at $16.3 million. Operating cash flow was estimated at $109.1 million yielding a pre-tax NPV (0 percent discount) estimate of $91.7 million. The mine life is estimated to be five years. Sufficient mine engineering and metallurgical test work has been completed to allow declaration of Proven and Probable mineral reserves. Eldorado received expressions of interest from third parties to purchase future production and negotiated access to the local railroad and port facilities. The project received all necessary permits required for construction, and the deforestation and mining licenses were granted during the first half of 2007. According to the Study the expected construction period will be approximatley one year.

In 2007, we updated the Study.  The updated Study was managed and prepared by Roberto Costa Engenharia Ltda. of Belo Horizonte, Brazil.  The block model was updated by Eldorado during the second quarter of 2007 incorporating data from additional drilling.  In the prior 2006 pre-feasibility study conservative 2005 ore prices were used for the pit optimization.  In the update Study we used 2006 level prices averaging $54 per tonne of finished product FOB Santana Port, approximately 9.5 percent below the 2007 level.  There is a market consensus that 2007 levels will continue to rise in 2008 and beyond.  The market outlook for the Vila Nova products is good and negotiations regarding ore sales are on-going.

In February 2008 we announced the signing of a non-binding Memorandum of Understanding (“MOU”) with BHP Billiton regarding the future sale of iron ore from Vila Nova and expect to finalize terms of a binding Long Term Supply Agreement with BHP Billiton in the second quarter 2008.

The terms and conditions of the MOU provides for 100% of the first 3 years of production of lump ore and sinter fines from the Project to be purchased by BHP Billiton, free on board (FOB) Santana Port, Amapa State.

Vila Nova is presently forecasted to have a life of mine of 9 years and is expected to produce approximately 900,000 dry metric tonnes of lump ore and sinter fines per year.  All permits required to initiate construction have been obtained and site clearing has been completed.  Purchase orders for long lead items such as the crushing and screening plant have been issued.  We expect to initiate mining activities during the fourth quarter of 2008 and begin shipping of lump ore and sinter fines from Santana Port during the first quarter of 2009.

In consideration of the terms of the MOU we have updated the Project’s financial model.  The key assumptions used in the updated model are: (i) an increase of 30% to capital expenditures and operating expenses to primarily account for the appreciation of the Brazilian Real and general increases in materials and construction costs; (ii) increased revenues taking into consideration an average LOM price of US$76 per dry metric tonne of finished product (lump ore and sinter fines), FOB Santana Port, consistent with current iron ore prices, and (iii) truck haul of lump ore and sinter fines from mine site to Santana Public Port.  The updated financial results for Eldorado’s 75% interest in the project are:

Pre production capital expenditure

US$39 million

IRR - after tax

54%

NPV@5% - after tax

US$108 million

Pay back - after tax

1.8 years

Total cash cost

US$39 per dry metric tonne of finished product, FOB Santana Port

Construction

Initial capital required to construct Vila Nova is $39 million including working capital.  Construction has commenced and is estimated to be completed in the fourth quarter of 2008.  The Company has retained an engineering company to complete the detailed engineering for the project.

Projected Production

Vila Nova will be a standard open pit mine operation.  Mining will be done with hydraulic excavators and highway-type haul trucks with conventional rock boxes.  Drilling and blasting will be required in certain areas.

A mine production rate of 900,000 tonnes of iron ore per year has been set for the life of mine operations at Vila Nova.

Permitting

Work on the Vila Nova Iron Ore project is governed by numerous permits and licenses issued by two Brazilian agencies:  Environmental Agency of Amapá State (SEMA) and the DNPM.   All permits required to initiate construction have been obtained and site clearing has been completed.

Personnel

The project will employ approximately 350 people at maximum production, with the majority of workers drawn from the local region.

Royalties

A royalty of 2.0% on revenues will be payable to the Brazilian government.

Taxes

The maximum general corporate tax rate in Brazil is 34%. However, due to its location the Project will be eligible for a reduced tax rate of 15.25%, which is the rate used in the economic analysis described above.  Furthermore, Eldorado Gold has significant tax loss credits from its São Bento gold mine in Brazil and the Company is currently reviewing the availability of these credits as a way to further reduce the tax burden at the Vila Nova Iron Ore project.  These tax loss credits have not been used in our economic analysis.

Vila Nova Reports

Vila Nova is the subject of the following technical reports: “Vila Nova Iron Ore Project, Technical Report” (dated July 2007), prepared for Eldorado in part by Roberto Costa, Roberto Costa Engeharia Ltda. and in part by the Company.

Environment

São Bento continues to operate within all Brazilian federal, state and local laws and regulations and maintains a process of providing information to FEAM, the state agency in charge of environmental protection and regulation. In those instances where environmental laws have not evolved to cover certain aspects of the operation, we adopt accepted world standards. We place considerable emphasis on improving safeguards to the environment; for example, we modified the plant drainage to capture all runoff in the tailings impoundment. The mine maintains a greenhouse to cultivate native species for reclamation and is currently revegetating an abandoned open pit.

In 2007, 2006 and 2005, there were no incidents adversely affecting the environment. The mine participates in a multi-stakeholder group studying background values of arsenic in the area and communities surrounding the mine.

Associated Projects

Anglogold

On October 30, 2002, Eldorado completed an agreement with AngloGold under the basic terms of a letter of intent signed in August 2000, including the following:

1)

Eldorado, through its wholly owned subsidiary, São Bento Mineraçao SA, was granted a mining lease under which it will have the right to explore, develop and mine any reserves it discovers down dip beyond the 30th level, its existing property boundary with Anglogold. In exchange, a net smelter royalty on the production of gold recovered from Anglogold properties will be paid to Anglogold according to a graduated scale ranging from 0.5 percent at a gold price less than $275 per ounce to a maximum of 4.0 percent at a gold price of $399 per ounce or greater.

2)

Anglogold was granted an option valid for a period of three years, providing Anglogold with the rights, in the event that a mining operation is developed on its adjacent properties, to access any surplus capacity at the São Bento plant and to expand the plant at Anglogold's sole cost and without disruption to Eldorado’s operations. Operating costs for the plant would be borne by both companies pro rata according to their proportionate planned and actual use of the facility. In addition to sharing in any unit cost savings from utilizing an expanded plant, Eldorado will receive a net smelter royalty based on the same graduated scale as Anglogold's royalty and payable on all gold produced from the Anglogold property that is processed through the Eldorado facility.

On November 21, 2005, Eldorado gave notice to AngloGold that there would be no surplus capacity.

On October 10, 2006 Eldorado and Anglogold terminated the agreement.

Piaba Project, Maranhão State

Effective January 31, 2007, we sold our  50 percent share ownership of Aurizona Goldfields Limited, which holds the Piaba Project, together with all rights and obligations, to Luna Gold Corp. (“Luna"). On closing, Eldorado received US$0.5 million and 3 million shares of Luna. Under the agreement, Luna will make additional payments of US$1.0 million on the first anniversary of the closing, US$1.5 million on the second anniversary of the closing and US$1.0 million on the first, second and third anniversary of the commencement of commercial production.  As of the date of this AIF we have received the first payment of $US1 million.

Luziânia Project, Goias State

We have transferred our interest in the Luziânia project to our joint venture partner. We retain a 5 percent royalty interest.

FINANCE

The following provides an overview of our financing activities over the three completed financial years.

In April 2005, HSBC Bank USA, National Association (“HSBC”) authorized advances of up to $65 million to Tuprag under the terms of a term revolving credit facility due February 28, 2010 (the “Credit Facility”). As at December 31, 2006, HSBC had advanced $50 million. The Credit Facility can be drawn down in minimum tranches of $1 million plus multiples of $0.25 million. Each drawdown bears interest fixed at the prevailing LIBOR plus 0.50% on the date each tranche is drawn down.  As at December 31, 2007, the Company has drawn $55 million in six tranches at a weighted average interest rate of 5.52%. Each tranche typically has a maturity of approximately 13 months. The Credit Facility is renewable at the Company’s option for the term of the loan.

At December 31, 2007, $10 million remained available under the Revolving Credit Facility.

Under the terms of the Credit Facility, Eldorado is required to fully collateralize any HSBC advances to Tuprag with funds of an equal amount deposited on account with HSBC.

On August 25, 2005, Eldorado made a credit facility available to Afcan in the amount of $15.0 million. Loans under the facility had an interest at a rate equal to LIBOR plus 3 percent per annum. Upon the completion of the Transaction, the loan was converted to an inter-company loan. Proceeds of the credit facility were used primarily to fund Tanjianshan obligations of QDML.

On September 13, 2005, as part of the Afcan Acquisition, we secured 2 loans totaling $2.13 million payable to Sino Gold Limited.  The balance of the first loan of $0.7 million was repaid during the fourth quarter of 2005.  The second loan consisted of a $1.75 million interest free loan repayable in equal annual instalments of $0.4 million on December 31 of each year until December 2008, with a final instalment of $0.15 million due December 31, 2009.

On February 7, 2006, we completed our financing of 30,000,000 Common Shares with a syndicate of underwriters and the underwriter’s over-allotment of 4,500,000 Common Shares for a total of 34,500,000 Common Shares at CDN$5.40 per common share for gross proceeds of US$186,300,000. The net proceeds to us were CDN$178,848,000 and the underwriters received a cash commission of CDN$7,452,000.

During 2006 QDML, a 90% owned-subsidiary of the Company and the operator of the Tanjianshan Mine, secured working capital loans from the China Construction Bank. Interest on the loans is calculated monthly and payable quarterly.  The loans are collaterized by way of irrevocable letters of credit drawn on HSBC not to exceed $21.25 million in total. The letters of credit had an expiry date of February 17, 2007 that is deemed automatically extendable without amendment for a period of one year unless HSBC provides notice 45 days prior to the expiration date of its intent not to extend the term. The HSBC letters of credit are collaterized by the current portion of restricted cash, which is held by HSBC as restricted cash in a collateral account.

In November 2007, QDML entered into a $15 million revolving facility (“the Facility”) with HSBC Bank (China). The Facility has a term of one year and is subject to review and renewal annually. The Facility is secured by way of an irrevocable letter of credit drawn on HSBC Bank USA, National Association. Eldorado must maintain at all times a security coverage ratio of 105% of the amounts drawn down. The letter of credit has an expiry date of November 8, 2008 and is secured by Eldorado’s funds held by HSBC as restricted cash. The Facility can be drawn down in minimum tranches of $0.1 million or in integral multiples of $0.01 million. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China with a 10% markdown. As at December 31, 2007, the Company has drawn down $10 million (RMB 73.5 million) at a weighted average interest rate of 5.994%. Each tranche has a maturity of six months.

At December 31, 2007, $5 million remained available under the Facility.

GOLD MARKET AND PRICE

Gold is used primarily for product fabrication and investment. Gold is traded on international markets and individual buyers and sellers generally are unable to influence its price. The London price fixing for gold on December 31, 2007 was $836.50 per ounce.

FOREIGN CURRENCY EXPOSURE

All of Eldorado’s revenues from gold sales are denominated in US dollars, while the majority of its operating costs are denominated in the local currencies of the countries in which it operates. We monitor the economic environment, including foreign exchange rates, in these countries on an ongoing basis.

The foreign exchange gains/(losses) realized in the last four financial years are:

December 2007	4,658,000
December 2006	$2,050,000
December 2005	($547,000)
December 2004	$196,000

GOLD REFINING, SALES AND HEDGING ACTIVITIES

Degussa Brasil Ltda. in Brazil refined the São Bento Mine’s gold doré to market delivery standards in 2007. Valcambi SA in Switzerland and the Istanbul Gold Refinery refines the gold doré production from our Kisladag mine, Turkey to market delivery standards. In 2007, Metalor, China began refining Tanjianshan’s gold doré to market delivery standards.

We monitor and consider the use of a variety of hedging techniques to mitigate the impact of downturns in the gold market and provide adequate cash flow for operations. In 2006, we sold our gold production to bullion dealers on a spot market basis. As of the date of this report, we do not have any gold or currency hedges in place.

Our future hedging activities will depend on an ongoing assessment of the gold market, our hedging strategy, financing restrictions and other factors.

CURRENCY AND EXCHANGE RATES

Our revenue is derived primarily from the sale of gold, denominated in US dollars. Our costs are incurred in a variety of currencies, including the Canadian dollar, the Brazilian Real (“Real”), the Turkish Lira (“Lira”) and the Chinese Renminbi (“RMB”). Our accounts are maintained in US dollars.

The noon rate of exchange on December 29, 2007, as reported by the Bank of Canada, for converting Canadian dollars into US dollars was Cdn$1.0088 per US$1.00 (Cdn$1.00 equals US$0.9913).

The following table sets forth: (i) the rate of exchange for the Canadian dollar, expressed in US dollars, in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods and (iii) the high and low exchange rates during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for converting Canadian dollars into US dollars.

	Year Ended December 31,
	2007	2006	2005	2004
Rate at end of period	1.0088	0.8581	0.8577	0.8308
Average rate for period	0.9304	0.8817	0.8254	0.7684
High for period	1.0905	0.9099	0.8690	0.8493
Low for period	0.8437	0.8528	0.7872	0.7159

EMPLOYEE RELATIONS AND PERSONNEL

As at December 31, 2007, Eldorado and its subsidiaries had, hourly workers, contractors and permanent employees worldwide (Brazil: 106, Canada: 27, Turkey: 448, China: 807). We also engage a number of contractors to work on specific projects. None of our employees belong to a union, except for the hourly workers at the São Bento mine and some of the workforce at the Kisladag Mine in Turkey and at the Tanjianshan mine in China. Labour agreements in Brazil are mandated to one-year contracts. A labour agreement with the Santa Barbara Gold and Precious Metals Extraction Industry Workers Union was signed in the third quarter of 2007 without disruption.  The labour agreement at Kisladag is valid for a 3 year term and due to be renewed December 31, 2009.  We consider our employee relations to be good.

COMPETITION

We compete with other mining companies for acquiring mineral claims, permits, concessions and other mineral interests as well as for recruiting and retaining qualified employees. There is significant competition for the limited number of gold acquisition opportunities and, as a result, we may be unable to acquire attractive gold mining properties on terms we consider acceptable.

RISK FACTORS

The following risks and uncertainties may have a material adverse effect on our operations and the market price or value of our securities.

Risks Related to Financial Matters

Gold price volatility may affect our profitability.

The profitability of our operations is significantly affected by changes in the gold price. The gold price can fluctuate widely and is affected by numerous factors beyond our control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the US dollar and of other currencies, interest rates, gold sales by central banks and international institutions, forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions such as South Africa and China. In addition, the gold price is sometimes subject to rapid short-term changes because of speculative activities. The supply of gold consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. As the amounts produced in any single year constitute a small portion of the total potential supply of gold, typical variations in current production do not necessarily have a significant impact on the supply of gold or its price.

Between 2002 and 2007, the price of gold as quoted on the London Bullion Market ranged between a low of $277.75 and a high of $841.10 per ounce, based on the P.M. fixing price for gold. The gold price used in the 2007 reserves and resources calculations for the Kisladag mine, Tanjianshan mine and Efemçukuru Project was $600 per ounce. Reserve calculations and life-of-mine plans using significantly lower gold prices could result in reduced estimates of reserves and resources and in material write-downs of our investment in mining properties and increased amortization, reclamation and closure charges.

If gold prices were to decline significantly or for an extended period of time, we might be unable to continue our operations, develop our properties or fulfill our obligations under our agreements with our partners or under our permits and licenses. As a result, we might lose our interest in, or be forced to sell, some of our properties.

If we engage in gold hedging activities it may minimize the effect of a decline in the gold price on the results of our operations but it may also limit the price that can be realized on our gold.

As of the date of this AIF, we have no gold hedges in place, but we may engage in hedging activities in the future. H edging activities are intended to protect a company from the fluctuations of the price of gold and to minimize the effect of declines in gold prices on results of operations for a period of time. Although hedging activities may protect a company against low gold prices, they may also limit the price that can be realized on gold that is subject to forward sales and call options where the market price of gold exceeds the gold price in a forward sale or call option contract.

Mineral reserve and resource estimates are only estimates and there is no certainty that the indicated levels of gold production will be realized by us.

The proven and probable reserve figures set forth in this AIF are estimates, and there is no certainty that the indicated levels of gold production will be realized. Reserve estimates may require revision based on various factors such as actual production experience, market price fluctuations of gold, results of drilling, metallurgical testing, production costs or recovery rates. For example, cut-off grades for our deposit estimates are based on certain assumptions for plant recovery, gold value, mining dilution and recovery, along with operating and capital costs projections that are based on the historical production figures. Estimated reserves and resources may have to be recalculated based on actual production or exploration results. Market price fluctuation of gold, as well as increased production costs or alteration in recovery rate, may render the proven and probable reserves unprofitable to develop at a particular property or for a specific mine. Any material reduction in estimates of our reserves or our ability to extract these reserves could have a material adverse effect on our future cash flow, results of operations and financial condition.

There are numerous uncertainties inherent in estimating proven and probable reserves and measured, indicated and inferred mineral resources, including many factors beyond our control. The estimation of reserves and resources is a subjective process, and the accuracy of any such estimates are a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate, that reserves and resource figures will be accurate, or that reserves or resources can be mined or processed profitably.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Definitional standards for reporting mineralized material differ between United States reporting standards and the Canadian standards used in this document.

The disclosure in this AIF uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with NI 43-101. For example, we use the terms “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources or inferred mineral resources will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of prefeasibility or feasibility studies. Investors are cautioned not to assume that any part of the reported measured mineral resources, indicated mineral resources or inferred mineral resources herein is economically or legally mineable.

In addition, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Accordingly, information in this AIF containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Our failure to achieve our production estimates could have a material adverse effect on our future cash flow, results of operations and financial condition.

Estimates of future production for our mining operations as a whole are derived from our five-year mining plans. These estimates are subject to change.

We cannot give any assurance that we will achieve our production estimates. Our failure to achieve our production estimates could have a material and adverse effect on any or all of our future cash flow, results of operation and financial condition. The plans are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above, and as set out below:

•

actual ore mined varying from estimates in grade, tonnage and metallurgical and other characteristics;

•

mining dilution;

•

pit wall failures or cave-ins;

•

ventilation and adverse temperature levels underground;

•

industrial accidents;

•

equipment failures;

•

natural phenomena such as inclement weather conditions, floods, blizzards, droughts, rock slides and earthquakes;

•

encountering unusual or unexpected geological conditions;

•

changes in power costs and potential power shortages;

•

shortages of principal supplies needed for operation, including explosives fuels, chemical reagents, water, equipment parts and lubricants;

•

litigation;

•

strikes and other actions by labour at unionized locations; and

•

restrictions imposed by government agencies.

Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to our property or the property of others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable. Estimates of production from properties not yet in production or from operations that are to be expanded are based on similar factors (including, in some instances, feasibility studies prepared by our personnel and/or outside consultants), but it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. Delays often can occur in the commencement of production.

We may need to raise additional financing in the future to fund our exploration and development program.

We estimate that our current financial resources will be sufficient to undertake our presently planned exploration and development program. Further exploration on, and development and construction of mineral resource projects in Brazil, Turkey and China may require additional capital. In addition, a positive production decision on our current  development project would require significant capital for project engineering and construction. Accordingly, the continuing development of our properties will depend upon our ability to obtain financing through the joint venturing of projects, debt financing, and equity financing or other means. There is no assurance that we will be successful in obtaining the required financing on terms acceptable to us, if at all.

We may incur losses associated with foreign currency fluctuations.

We operate in a number of jurisdictions outside of North America, namely Brazil, Turkey and China, and incur certain expenses in foreign currencies. Currently, revenue from operations is received in US dollars while a significant portion of our operating expenses are incurred in Real, Lira and RMB. In 2007, we incurred certain reclamation costs at São Bento in Real and production costs at Kisladag in Lira and Tanjianshan in RMB, the value of which fluctuates and is subject to changes in the PRC’s political and economic conditions. . A significant portion of our construction costs and operating expenses in 2007 were in Lira and have been subject to currency exposure.

We are subject to fluctuations in the rates of currency exchange between US dollars and these currencies, and such fluctuations may materially affect our future cash flow, results of operations and financial condition. Consequently, construction, development and other costs may be higher than we anticipate. We currently do not hedge against currency exchange risks, although we may do so from time to time in the future.

Risks related to our business and operations

Regulatory requirements significantly affect our mining operations and may have a material adverse effect on our future cash flow, results of operations and financial condition.

We conduct operations in a number of jurisdictions outside of North America, namely Brazil, Turkey and China. The laws in each of these countries differ significantly and may change. Mining operations, development and exploration activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation, protection of endangered and protected species, mine safety, toxic substances and other matters. Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing our mines and other facilities in compliance with such laws and regulations are significant.

Failure to comply with applicable laws and regulations may result in enforcement actions and include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations, whether in response to changes in the political or social environment in which we operate or otherwise, could have a material adverse effect on our future cash flow, results of operations and financial conditions.

There are numerous additional risks related to our foreign investments and operations that may limit or disrupt a project.

The majority of our activities and investments are located in foreign countries. Our material foreign investments include operations and /or exploration and development projects in Brazil, Turkey and China. These investments are subject to the risks normally associated with conducting business in foreign countries. Some of these risks are more prevalent in countries that are less developed or have emerging economies, including uncertain political and economical environments, as well as risks of war and civil disturbances or other risks that may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or appropriation without fair compensation, risk of adverse changes in laws or policies of particular countries, increases in foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings and foreign exchange controls and currency devaluations. In addition, we may face import and export regulations, including restrictions on the export of gold, disadvantages of competing against companies from countries that are not subject to Canadian and US laws, including the Foreign Corrupt Practices Act, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues. Although we are not currently experiencing any significant or extraordinary problems in foreign countries arising from such risks, there can be no assurance that such problems will not arise in the future.

In the countries where we have operations or conduct exploration activities, the mineral rights or certain portions of such rights are owned by the relevant governments. Such governments have entered into contracts with us and our subsidiaries, or granted permits or concessions that enable us to conduct operations or development and exploration activities on such lands. Notwithstanding such arrangements, our ability to conduct our operations or development and exploration activities on such lands is subject to changes in government policy over which we have no control. If such a change were to occur that affected our right or the rights of any of our subsidiaries to conduct operations or development and exploration activities, it could have a material adverse effect on the results of our operations.

We cannot provide any assurances that we will be issued the necessary exploration and mining permits and licences, or if issued that they will be renewed or that we can comply with the conditions imposed.

All mineral resources in the countries where we operate are owned by their respective governments, and mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to us or, if they are issued, that they will be renewed, or that we will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval. There can be no certainty that these approvals will be granted to us in a timely manner, or at all.

We cannot provide any assurances that our joint venture partners will not veto our plans for the business and prevent us from achieving our objectives.

Mining projects are often conducted through an unincorporated joint venture or an incorporated joint venture company. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions such as an increase or reduction of registered capital, merger, division, dissolution, amendment of the constating documents, and the pledge of the joint venture assets, which means that each joint venture party has a veto right with respect to such decisions, which could lead to a deadlock.

As gold exploration is highly speculative and involves many risks, we cannot provide any assurance that our gold exploration efforts will be successful.

Gold exploration is highly speculative in nature, involves many risks and frequently is not productive. There can be no assurance that our gold exploration efforts will be successful. Success in increasing reserves is a result of a number of factors, including the quality of our management and its level of geological and technical expertise, the quality of land available for exploration and other factors. Once gold mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that our exploration programs will result in the expansion or replacement of current reserves with new reserves.

Development projects are uncertain and consequently it is possible that actual cash operating costs and economic returns will differ significantly from those estimated for a project prior to production.

Mine development projects, including our development at Efem ç ukuru and the Vila Nova Iron Ore Project typically require a number of years and significant expenditures during the development phase before production is possible.

Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and receipt of adequate financing. The economic feasibility of development projects is based on many factors such as:

•

estimation of reserves;

•

anticipated metallurgical recoveries;

•

environmental considerations and permitting;

•

future gold prices; and

•

anticipated capital and operating costs of such projects.

Our development projects have no operating history upon which to base estimates of future cash operating costs. Particularly for development projects, estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies that derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated for a project prior to production.

Any of the following events, among others, could affect the profitability or economic feasibility of a project:

•

unanticipated changes in grade and tonnage of ore to be mined and processed;

•

unanticipated adverse geotechnical conditions;

•

incorrect data on which engineering assumptions are made;

•

costs of constructing and operating a mine in a specific environment;

•

availability and costs of processing and refining facilities;

•

availability of economic sources of power;

•

adequacy of water supply;

•

adequate access to the site, including competing land uses (such as agriculture and illegal mining);

•

unanticipated transportation costs;

•

government regulations (including regulations to prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

•

fluctuations in gold prices; and

•

accidents, labour actions and force majeure events.

It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays can often occur at the start of production. In the past, we have adjusted our estimates based on changes to our assumptions and actual results.

We need to continually obtain additional reserves for gold production.

Because mines have limited lives based on proven and probable reserves, we must continually replace and expand our reserves as our mines produce gold. São Bento Mine ceased production in the second quarter of 2007. Our ability to maintain or increase our annual production of gold will depend in significant part on our new mining operations at Kisladag and Tanjianshan and our ability to expand existing operations through successful exploration, enabling us to expand both reserves and production.

We are subject to a number of risks and hazards that may result in damage to our property, delays in our business and possible legal liability.

Our operations are subject to a number of risks and hazards including:

•

environmental hazards;

•

discharge of pollutants or hazardous chemicals;

•

industrial accidents;

•

failure of processing and mining equipment;

•

labour disputes;

•

supply problems and delays;

•

changes in the regulatory environment;

•

encountering unusual or unexpected geologic formations or other geological or grade problems;

•

unanticipated changes in metallurgical characteristics and gold recovery;

•

encountering unanticipated ground or water conditions;

•

cave-ins, pit wall failures, flooding, rock bursts and fire;

•

periodic interruptions due to inclement or hazardous weather conditions; and

•

other acts of God or unfavourable operating conditions and bullion losses.

Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on our future cash flow, results of operations and financial condition.

We cannot provide assurance that we have been or will be at all time in complete compliance with environmental, health and safety laws or that the cost of complying with current and future environmental, health and safety laws will not materially adversely affect our future cash flow, results of operations and financial condition.

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain governmental permits and provide associated financial assurance to carry on certain activities. We are also subject to various reclamation-related conditions imposed under federal, state or provincial air, water quality and mine reclamation rules and permits. Since we ceased production at Sao Bento, we have been involved in reclamation and closing activities  pursuant to our reclamation plan. Detailed costs are calculated as part of our reclamation plan. Reclamation costs for 2007 are $5.5 million against a liability of $10.6 million.

While we have budgeted for future capital and operating expenditures to maintain compliance with environmental, health and safety laws, including anticipated reclamation and closure expenses in respect of São Bento, any future changes to these laws could adversely affect our financial condition, liquidity or results of operations.

Failure to comply with applicable environmental, health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that we have been or will be at all times in complete compliance with such laws or permits, that our compliance will not be challenged or that the costs of complying with current and future environmental, health and safety laws and permits will not materially or adversely affect our future cash flow, results of operations and financial condition.

Our properties in China are subject to a variety of additional risks.

Risks Related to Joint Venture

Our interest in the Tanjianshan mine is through a joint venture company established under and governed by the laws of China.

China’s economy has been undergoing a transition from a planned economy to a more market-oriented economy. Although the Chinese government has recently implemented economic reforms, reduced state ownership and established corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. Our joint venture partners in China are state-sector entities and, like other state-sector entities, their actions and priorities may be dictated by government policies, instead of purely commercial considerations.

Policy Risks

The Chinese government plays a significant role in regulating the mining industry by implementing industrial policies. It also exercises significant control over China’s economic growth through the allocation of resources, control of foreign currency-denominated obligations and provisions in its Foreign Investment Guidelines for Foreign Investment.

The Chinese economy has experienced significant growth in the past 20 years. Such growth has been uneven both geographically and among various sectors of the economy. The Chinese government has implemented various measures from time to time to control the rate of economic growth.

Companies with a foreign ownership component operating in China may be required to work within a framework that is different to that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines.

Regulation of Gold Market

In the PRC, the exporting of gold requires certain approvals. There is no assurance that such approvals can be obtained. Hence, most gold producers in the PRC sell their gold through the Shanghai Gold Exchange. Currently the Shanghai Gold Exchange serves as a spot market of gold for its members and gold is traded through it at market price.

Foreign Exchange Control

Foreign exchange transactions in China (including the repatriation of investment returns and capital) continue to be subject to foreign exchange controls. Currently we may repatriate our profits and dividends in foreign currency but may not repatriate our capital except with the approval of the Chinese State Administration of Foreign Exchange.

We may not be able to maintain adequate insurance against the risks of our business.

Where considered practical to do so, we maintain insurance against risks in the operation of our business in amounts that we believe to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. We cannot provide any assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. In some cases, coverage is not available or is considered too expensive relative to the perceived risk.

We compete with other companies with greater financial resources.

We operate in a competitive industry and compete with other more well-established companies that have greater financial resources than we do. We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than us. As a result of this competition, we may be unable to maintain or acquire attractive mining properties on terms we consider acceptable or at all. Consequently, our revenues, operations and financial condition could be materially adversely affected.

If we fail to hire and retain our key personnel, it may have an adverse effect on our operations.

We depend on a number of key personnel, including Paul N. Wright, our President and Chief Executive Officer; Norman S. Pitcher, our Chief Operating Officer; and Earl W. Price, our Chief Financial Officer. The loss of any one of these personnel could have an adverse effect on our operations. We have employment contracts with each of these key personnel. We do not have key man life insurance.

Our ability to manage growth effectively will require us to continue to implement and improve our management systems and to recruit and train new employees. Although we have done so in the past and expect to do so in the future, we cannot assure that we will be successful in attracting and retraining skilled and experienced personnel.

We cannot give any assurance that title to our mineral properties will not be challenged.

While we have investigated title to all of our mineral claims and, to the best of our knowledge, title to all of our properties is in good standing, the properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. There may be valid challenges to the title of our properties, which, if successful, could impair development and/or operations. We cannot give any assurance that title to our properties will not be challenged.

We are subject to litigation risks.

All industries, including the mining industry, are subject to legal claims, with and without merit. In addition to the litigation in Turkey as described under the heading “Recent Developments – Turkey” above and under the heading “Development Projects – Turkey Projects” in this AIF, we are also involved in various routine legal proceedings. We believe it is unlikely that the final outcome of these legal proceedings will have a material adverse effect on our financial position or results of operation. However, defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material adverse effect on our future cash flow, results of operations or financial condition.

Risks related to acquisitions

Risks inherent in acquisitions that we may undertake could adversely affect our growth and financial condition.

We are actively pursuing the acquisition of advanced exploration, development and production assets consistent with our acquisition and growth strategy. From time to time, we may also acquire securities of or other interests in companies with respect to which we may enter into acquisitions or other transactions. Acquisition transactions involve inherent risks, including:

•

accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

•

ability to achieve identified and anticipated operating and financial synergies;

•

unanticipated costs;

•

diversion of management attention from existing business;

•

potential loss of our key employees or the key employees of any business we acquire;

•

unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

•

decline in the value of acquired properties, companies or securities.

Any one or more of these factors or other risks could cause us not to realize the benefits anticipated to result from the acquisition of properties or companies, and could have a material adverse effect on our ability to grow and on our financial condition.

We cannot give any assurance that we will successfully identify and complete an acquisition transaction and, if completed, that the business acquired will be successfully integrated into our operations.

While we continue to seek acquisition opportunities consistent with our acquisition and growth strategy, we cannot be certain that we will be able to identify additional suitable acquisition candidates available for sale at reasonable prices, to consummate any acquisition or to integrate any acquired business into our operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities. These and other risks related to acquiring and operating acquired properties and companies could have a material adverse effect on our results of operations and financial condition. In addition, to acquire properties and companies, we would use available cash, incur debt, issue our common shares or other securities, or a combination of any one or more of these. This could limit our flexibility to raise capital, to operate, explore and develop our properties and to make additional acquisitions, and could further dilute and decrease the trading price of our Common Shares. When evaluating an acquisition opportunity, we cannot be certain that we will have correctly identified and managed the risks and costs inherent in the business that we are acquiring.

From time to time, we engage in discussions and activities with respect to possible acquisitions. At any given time, discussions and activities can be in process on a number of initiatives, each at a different stage of development. While at the present time we have no binding agreement or commitment to enter into any such transaction, we are actively pursuing potential acquisitions. We can provide no assurance that any potential transaction will be successfully completed, and, if completed, that the business acquired will be successfully integrated into our operations. If we fail to manage our acquisition and growth strategy successfully, it could have a material adverse effect on our business, results of operations and financial condition.

There may be no right for shareholders to evaluate the merits or risks of any future acquisition undertaken by us.

There may be no right for our shareholders to evaluate the merits or risks of any future acquisition undertaken by us except as required by applicable laws and regulations.

Risks Related to Our Common Shares

We do not expect to pay dividends on our Common Shares in the foreseeable future.

We have never paid cash dividends on our Common Shares. We currently intend to retain our future earnings, if any, to fund the development and growth of our business, and do not anticipate paying any cash dividends on our Common Shares for the foreseeable future. As a result, you will have to rely on capital appreciation, if any, to earn a return on your investment in our Common Shares in the foreseeable future. Furthermore, we may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends.

A number of existing agreements provide for additional issuances of shares that would result in dilution to shareholders.

We may issue additional Common Shares in the future pursuant to a number of existing agreements.

Sales of substantial amounts of our securities may have an adverse effect on the market price of our securities.

Sales of substantial amounts of our securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities. A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of securities should we desire to do so.

We follow corporate governance requirements of Canadian corporate and securities laws.

Non-Canadian residents holding our Common Shares should be aware that we follow the corporate governance requirements of applicable Canadian corporate and securities laws, which may differ from corporate governance requirements under laws applicable in their place of residence. In addition, although we substantially comply with the corporate governance guidelines of the American Stock Exchange (“AMEX”), we have obtained exemptions from AMEX permitting us to follow the shareholder meeting quorum requirements of our bylaws, which provide that a quorum is met by two persons holding or representing not less than 5 percent of the outstanding voting shares (as compared to 33 1/3 percent under AMEX requirements).

In addition, we may from time to time seek other relief from AMEX corporate governance requirements on specific transactions under Section 110 of the AMEX Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, we shall make the disclosure of such transactions available on our website at www.eldoradogold.com. Information contained on our website is not part of this AIF.

Community Action

In recent years, communities and non-governmental organizations have become more vocal and active with respect to mining activities at or near their communities.  These parties may take actions such as road blockades, applications for injunctions seeking work stoppage and lawsuits for damages.  These actions can relate not only to current activities but also in respect of decades old mining activities by prior owners of subject mining properties.

If any of the foregoing events, or other risk factor events as described herein occurs, our business, financial condition or results of operations could likely suffer. In that event, the market price of our securities could decline and investors could lose all or part of their investment.

CAPITAL STRUCTURE

Share Capital

Our authorized capital consists of an unlimited number of Common Shares and an unlimited number of convertible non-voting shares (“Non-Voting Shares”), of which, as of December 31, 2007,  344,208,540 (December 31, 2006,  341,148,231) Common Shares were issued and outstanding, and no Non-Voting Shares were issued and outstanding.

All of the Common Shares rank equally as to voting rights; participation in a distribution of our assets on a liquidation, dissolution or winding-up, or other distribution of our assets for the purpose of winding up our affairs; and the entitlement to dividends. Distributions in the form of dividends, if any, will be set by the Board of Directors. For more information, see “Dividend Policy”. Holders of Common Shares are entitled to receive notice of all shareholder meetings and to attend and vote their shares at the meetings. Each Common Share carries with it the right to one vote.

If Non-Voting Shares were outstanding, the holders of these shares would be entitled to participate equally with the holders of the Common Shares with respect to dividend payment; asset distribution resulting from a liquidation, dissolution or winding-up; or the distribution of our assets for the purpose of winding up our affairs. Holders of Non-Voting Shares are entitled to receive notice of and to attend all meetings of the shareholders, but (except as required by law) they are not entitled to vote at any such meeting. Our articles state that holders of Non-Voting Shares may not vote separately as a class but will have one vote for each share on a proposal to amend the articles to increase or decrease any maximum number of authorized Non-Voting Shares or increase any maximum number of authorized shares having rights or privileges equal or superior to the Non-Voting Shares, effect an exchange, reclassification or cancellation of all or part of Non-Voting Shares, or create a new class of shares equal or superior to the Non-Voting Shares. Each issued Non-Voting Share may at any time be converted at the option of the holder into one Common Share, provided that no such conversion may occur, if on the date of the conversion and after giving effect to the conversion, the holder and its affiliates would beneficially own 40 percent or more of the issued and outstanding Common Shares.

If Non-Voting Shares were outstanding, neither the Common Shares nor the Non-Voting Shares may be subdivided, consolidated, reclassified or otherwise changed unless at the same time the other class of shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner. No stock dividend may be declared or paid in respect of either the Common Shares or the Non-Voting Shares unless the stock dividend is declared equally on both classes of shares. No rights offering may be made to holders of Common Shares or Non-Voting Shares unless the rights offering is made equally to all holders of both classes of shares.

Provisions as to the modifications, amendment or variation of the rights attached to our shares are contained in our articles and the Canada Business Corporations Act. Generally speaking, substantive changes to the share capital require the approval of the shareholders by special resolution (at least 2/3 of the votes cast).

The following details the share capital structure as at February 29, 2008:

Common shares	344,599,694
Share purchase options	10,578,125

Voting common shares issued in 2007:

Number of shares

Balance, December 31, 2006	341,148,231
Shares issued upon exercise of share options	3,060,309

Balance, December 31, 2007	344,208,540

At December 31, 2007, there were no non-voting common shares outstanding.

Share option plans

As of December 31, 2007 the Company had three share option plans (“Plans”) approved by the shareholders under which share purchase options (“Options) can be granted to directors, officers, employees, and consultants.

The Company’s Employee Plan, as amended from time to time, was established in 1994. Subject to a 10 year maximum, Employee Plan Options generally have a five year term. Employee Plan Options vest at the discretion of the Board of Directors at the time an Option is granted, typically in three separate tranches over two years. As at December 31, 2007, a total of  1,618,511 (December 31, 2006 - 1,873,380) Options were available to grant to employees, consultants or advisors under the Employee Plan.

The Company’s Directors and Officers Plan (“D&O Plan”) was established in 2003 and amended in 2005. Subject to a 10 year maximum, D&O Plan Options generally have a five year term. D&O Options vest at the discretion of the Board of Directors at the time an Option is granted, typically in three separate tranches over two years. As at December 31, 2007, a total of  2,999,850 (December 31, 2006 - 3,783,350) Options were available to grant to directors and officers under the D&O Plan.

On acquisition, Afcan had an incentive stock option plan (the “Afcan Plan”) under which three Afcan employees who continued to be employed by Eldorado had been granted options (“Old Afcan Options”) that were fully vested. Under the terms of the Afcan Transaction, the Old Afcan Options were converted into New Afcan Options on the basis of one New Afcan Option for every 6.5 Old Afcan Options. Under this arrangement, the Toronto Stock Exchange approved 91,538 New Afcan Options to continue to be held under the Afcan Plan until exercised or expired. No further New Afcan Options are permitted to be granted under the Afcan Plan. As at December 31, 2007, 46,154 (December 31, 2006 - 68,462) New Afcan Options remain unexercised.

The share purchase options granted, exercised and cancelled from January 1, 2007 to December 31, 2007 is as follows:

Number of options

Balance, December 31, 2006	7,276,463
Granted	4,108,125
Exercised	(3,060,309)
Cancelled	(100,000)

Balance, December 31, 2007	8,224,279

At December 31, 2007,  5,064,193 share purchase options had vested and were exercisable.

MARKET FOR SECURITIES

Our common shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “ELD” and on the AMEX under the symbol “EGO”. Our common shares were listed on the TSX on October 23, 1993 and on the AMEX on January 23, 2003. The following sets out the price range and volumes traded or quoted on the TSX on a monthly basis for each month of the most recently completed financial year:

Trading Price and Volume

Month	High Cdn$	Low Cdn$	Close Cdn$	Volume
January/07	6.84	5.75	6.72	64,105,500
February/07	7.60	6.69	6.98	77,808,600
March/07	7.30	6.30	6.75	40,967,400
April/07	7.35	6.41	6.43	57,137,400
May/07	6.97	5.84	6.11	56,809,500
June/07	6.53	5.88	6.24	57,247,900
July/07	7.50	4.53	4.85	134,177,100
August/07	5.75	3.79	5.21	65,963,500
September/07	6.21	5.25	6.14	73,246,200
October/07	6.85	5.82	6.59	78,138,900
November/07	6.50	5.30	5.84	68,813,800
December/07	6.07	5.17	5.83	26,919,900

DIVIDEND POLICY

We have not paid dividends on common shares since incorporation, nor do we currently intend to pay dividends. We anticipate using our cash resources to undertake exploration, development and expansion programs on our mineral properties and to acquire additional mineral resource properties.

DIRECTORS AND OFFICERS

The Company’s Articles and bylaws state that the Board is to consist of a minimum of three (3) and a maximum of twenty (20) directors. The number of directors has been fixed at eight (8).

At each annual meeting of the Company’s shareholders, the entire Board of Directors retires and directors are elected for the next term. Each director serves until the close of the next annual meeting or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with our Articles or with the provisions of the CBCA. To meet CBCA requirements, at least 25 percent of the members of our Board of Directors must be resident Canadians.

The names and provinces of residence, offices held within the Company and principal occupations of the directors and executive officers of the Company are listed below:

Name and Province/State of Residence	Approximate Number of Common Shares Beneficially Owned Directly or Indirectly or over which Control or Direction is Exercised as of the Date Hereof(2)	Principal Occupation
John S. Auston (2) (3) British Columbia Canada Independent Director	8,000	Director of the Company since April 30, 2003. President & CEO of Ashton Mining of Canada (1996 – 2000); currently a director of Cameco Corporation and Centerra Gold Inc.
K. Ross Cory (1) (3) British Columbia Canada Independent Director	10,000

Director of the Company since April 30, 2003. Various senior executive & director capacities with Raymond James Ltd. (and predecessor companies) since 1989 (currently on long term leave); currently a director of Global Copper Corp.

Robert R. Gilmore(1) (2) Colorado United States Independent Director Chairman, Audit Committee	8,500

Director of the Company since April 30, 2003. Independent Financial Consultant; formerly Chief Financial Officer of Teamshare Inc. (2000-2002); Independent Financial Consultant (1997-2000); currently a director of Global Med Technologies and Frontera Copper Corporation.

Geoffrey A. Handley (2) (3) New South Wales Australia Independent Director	5,000

Director of the Company since August 2006.  Formerly Executive Vice President, Strategic Development with Placer Dome (2002-2006); currently a director of Endeavour Silver Corp., Pan Australian Resources and Boart Longyear.

N. Berne Jansson British Columbia Canada Vice President, Operations	Nil	Vice President, Operations since March 2005. General Manager, Kisladag from 2003-2005.

Wayne D. Lenton (2) Arizona United States Independent Director	42,000	Director of the Company since June 1995. Independent Mining Consultant since March 1995; currently a director of Energold Drilling Ltd. and North American Tungsten Corporation Ltd.
Hugh C. Morris (1) (3) British Columbia Canada Independent Director Non-Executive Chairman	210,000

Chairman of the Board of the Company since January 1995. Acting President from November 24, 1998 to March 24, 1999 and Acting Chief Executive Officer of the Company from November 24, 1998 to October 1, 1999; Independent Mining Consultant since April, 1993; currently a director of Pacific Institute for the Mathematical Sciences, Diamondex Resources Ltd., Pacific Northern Gas and Triex Minerals Corporation.

Dawn L. Moss British Columbia Canada Corporate Secretary	12,500

Corporate Secretary since October 27, 2000. Corporate Administrator of the Company from November 1998 to October 2000; Corporate Development Officer of Diagem International Inc. from February 1998 to November 1998.

Norman S. Pitcher British Columbia Canada Chief Operating Officer	2,500

Chief Operating Officer since July 2005.

Vice President, Exploration & Development from May 2004-July 2005; Manager, Evaluations of the Company from November 2003 to May 2004; Chief Geologist for Pan American Silver from 1997 to November 2003.

Earl W. Price British Columbia Canada Chief Financial Officer	2,000	Chief Financial Officer since Jan 1, 2003. Vice President, Finance of the Company from October 2001 to December 31, 2002; Senior Operations Controller of the Company since March 1997.

Donald M. Shumka (1) British Columbia Canada Independent Director	10,000

Director of the Company since May 3, 2005. President and Managing Director of Walden Management Ltd.; Managing Director of Raymond James (1993-2004); Managing Director of CIBC World Markets (1989-2003); Vice President Finance and Chief Financial Officer of West Fraser Timber Co. Ltd. (1979-1989); currently a director of Paladin Energy Limited

Paul N. Wright British Columbia Canada President, Chief Executive Officer and Director	125,000

Director of the Company since March 1999. President and Chief Executive Officer since October 1, 1999; President and Chief Operating Officer from March 1999 to October 1999; Senior Vice President, Operations from October 1997 to March 1999; Vice President, Mining from July 1996 to October 1997.

Notes:

1)

Member of the Audit Committee

2)

Member of the Compensation Committee

3)

Member of the Corporate Governance & Nominating Committee

Eight of Eldorado’s directors have been directors since the last annual shareholders’ meeting of the Company. Each of the Director’s terms will expire at the next annual shareholders meeting of the Company. None of the directors or officers of the Company have been or are subject to a cease trade order, insolvency proceedings or securities penalties or was with an issuer subject to a cease trade order, insolvency proceedings or securities penalties.

Conflicts of Interest

To the best of our knowledge, and other than disclosed in this AIF, there are no known existing or potential conflicts of interest between us or any of our directors or officers, except that certain of the directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of Eldorado and their duties as a director or officer of such other companies.

Our directors and officers are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors or officers in accordance with the C BCA and they are expected to govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

The Board takes appropriate measures to exercise independent judgement in considering transactions and agreements in respect of which a director or officer may have a material interest.  Where appropriate, directors absent themselves from portions of Board and committee meetings to allow independent discussion of points in issue.

CORPORATE GOVERNANCE AND BOARD COMMITTEES

Our Board has adopted a written mandate in which it has explicitly assumed responsibility for the stewardship and overseeing the management of our business. Our Board carries out its mandate directly or through its committees described below. For further information on our corporate governance practices, see our website www.eldoradogold.com.

The Board has established three Committees of directors: the Compensation Committee, the Audit Committee and the Corporate Governance and Nominating Committee.

Compensation Committee

The Compensation Committee is composed of four independent directors. The Compensation Committee develops, reviews and monitors director and executive compensation and policies. The Committee is responsible for annually reviewing the compensation of directors and officers, and making its recommendations to the Board. Terms of Reference for the Compensation Committee describe the Committee’s responsibilities, powers and operations. These Terms of Reference, incorporated by reference in this AIF, were approved by the Board of Directors on March 25, 2008 and are available in under the Company’s name on SEDAR and on our website www.eldoradogold.com or by contacting our Corporate Secretary.

The Compensation Committee is composed of the following directors:

Wayne D. Lenton, Chairman

Robert R. Gilmore

John S. Auston

Geoffrey A. Handley

Audit Committee

The Audit Committee is currently composed of four independent directors. The Audit Committee is responsible for overseeing financial reporting, internal controls and public disclosure documents, as well as recommending the appointment of our external auditors, reviewing the annual audit plan and auditor compensation, approving non-audit services provided by the external auditor, reviewing hiring policies regarding former staff and auditors and evaluating our risk management procedures/systems.

The Audit Committee has adopted a Terms of Reference that reflects these and other responsibilities. The Audit Committee has adopted its Terms of Reference that require, amongst other things, its pre-approval of audit, audit-related, tax and non-audit services to be provided by Eldorado’s auditors. The Terms of Reference for the Audit Committee, attached as Schedule A to this AIF, were approved by the Audit Committee and the Board of Directors on March 25, 2008 and are available in the 2008 Management Information Circular, under the Company’s name on SEDAR at www.sedar.com, on our website www.eldoradogold.com or by contacting our Corporate Secretary.

Composition of and Education and Experience of Members of the Audit Committee

The Audit Committee is composed of the following directors:

Robert R. Gilmore, Chairman

Hugh C. Morris

K. Ross Cory

Donald M. Shumka

Each member of the Audit Committee is independent and financially literate. For particulars on the experience and education of the members of our Audit Committee that is relevant to the performance of his responsibilities as an audit committee member, please refer to the “Directors and Officers” section within this AIF, the 2008 Management Information Circular and our website www.eldoradogold.com.

The aggregate fees billed for professional services rendered by our auditors, PricewaterhouseCoopers LLP, to us for the years ended December 31, 2007 and 2006 are as follows:

	Years ended December 31
	2007 CDN$	2006 CDN$
Audit:	1,256,017(1)	738,304
Audit Related:		537,433
Tax:	19,992	18,489
All Other Fees:	10,896	--
Total	1,286,905	1,294,226

Note:

(1)

Audit Fees include CDN$635,916 of Audit Related Fees incurred in connection with the audit of the Company’s internal controls in accordance with Sarbanes Oxley 404.

In 2005, our Audit Committee determined that non-audit services would no longer be performed by the Company’s external auditors and management has established agreements with other service providers for such non-audit services.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is currently composed of four independent directors. The Terms of Reference for the Corporate Governance and Nominating Committee were approved by the Board of Directors on March 25, 2008 and are available under the Company’s name on SEDAR at www.sedar.com, on our website www.eldoradogold.com or by contacting our Corporate Secretary.

The Corporate Governance and Nominating Committee is composed of the following directors:

K. Ross Cory, Chairman

Hugh C. Morris

John S. Auston

Geoffrey A. Handley

LEGAL PROCEEDINGS

Other than has been disclosed in this AIF concerning the Turkish projects, we are not aware of any material legal proceedings to which we are a party or to which our property is subject, nor are we aware that any such proceedings are contemplated.  During the last financial year we have not been subject to any penalties or sanctions imposed by a regulatory body in respect of securities legislation or regulatory requirements.  We have not entered into any settlement agreement in respect of securities legislation or regulatory requirements.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

We are not aware of any material interest, either direct or indirect, of (i) any shareholder that is a direct or indirect beneficial owner of, or who exercises control or direction over, more than 10 percent of the voting rights attached to the Common Shares, (ii) any of our or our subsidiaries’ directors or executive officers, or (ii) any associate or affiliate of any of the foregoing, in any transaction that has been entered into within our three most recent completed financial years or during the current financial year that has materially affected or will materially affect us.

TRANSFER AGENTS & REGISTRARS

The registrar and transfer agent for our Common Shares is Computershare Trust Company of Canada and its principal offices are located at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.  Our register of transfer of our Common Shares is located in the city of Vancouver, BC.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, there are no material contracts we have entered into within the most recently completed financial year or before the most recently completed financial year (but after January 1, 2002) other than described in this document.

INTEREST OF EXPERTS

Our auditors, PricewaterhouseCoopers LLP, report that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia and are an independent public accountant with respect to the Company within the meaning of the Securities Act administered by the SEC and the requirements of the Public Company Accounting Oversight Board. The following is a list of persons or companies whose profession or business gives authority to a statement made by the person or company named as having prepared or certified a part of that document or a report or valuation described in this AIF or in a filing made by us under National Instrument 51-102:

(1) Gary Giroux, Micon International Limited;

(2) Michael Kociumbas, Watts Griffis and McOuat Limited;

(3) John Edward Hearne, RSG Global Pty Ltd;

(4) Andy Nichols, Andre de Ruijter and Rick Alexander, Wardrop Engineering Inc.; and

(5) Roberto Costa, Roberto Costa Engenharia Ltda.

To the knowledge of the Company, none of the persons referred to above and none of the corporations by which they are employed have received or will receive any direct or indirect interests in the property of the Company or of an associated party or an affiliate of the Company or have any beneficial ownership, direct or indirect, of securities of the Company or of an associated party or an affiliate of the Company. Please refer to the information under the headings “Kisladag Reports”, “Efemçukuru Reports”, “Tanjianshan Reports”, “São Bento Reports” and “Vila Nova Iron Ore Reports” for detailed lists of technical reports regarding these projects and the related qualified persons who prepared them.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and a statement of interests of insiders in material transactions, is contained in our Management Information Circular for our most recent annual meeting that involves the election of directors and in respect of the year ended December 31, 2007. As well, additional financial information is provided in our comparative Financial Statements and MD&A. This additional information is available on SEDAR at www.sedar.com under the Company name. We will also provide this information upon request to our Corporate Secretary.

GLOSSARY AND METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To convert from metric	To imperial	Multiply by
Hectares	Acres	2.47110
Meters	Feet	3.28080
Kilometers	Miles	0.62140
Tonnes	Tonnes	1.023
Grams/Tonne	Ounces (Troy)/Ton	0.03215

The following is a glossary of technical terms that may be found in this document and in the documents incorporated by reference:

adit

A passage driven horizontally into a mountainside to provide access to a mineral deposit from the surface of the working of a mine.

adsorption

The attachment of one substance to the surface of another.

andesitic

A rock condition where andesite, an igneous rock that has a silica content of approximately 60 percent, is present.

argillic

An alteration characterized by quartz clay mix chloride.

arsenopyrite

A whitish to steel gray coloured arsenian mineral (FeAsS).

Au

Gold.

Australasian Code

The Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.

autoclave

The equipment used in an oxidation process in which high temperatures and pressures are applied to convert refractory sulphide mineralization into amenable oxide ore.

autogenous grinding

Grinding ore without the use of media such as steel balls or rods.

back fill

Waste material used to fill and support the void created by mining an ore body.

banded iron

formation

A rock formation that shows pronounced banding of iron-rich minerals and fine-grained quartz. Where mineralized, the formation contains sulfide and carbonate mineral.

calcareous

A substance that contains calcium carbonate.

CIL

Carbon in leach. CIL is a recovery process in which a slurry of gold ore, carbon granules and cyanide are mixed together. The cyanide dissolves the gold, which is then adsorbed on the carbon. The carbon is subsequently separated from the slurry, and the gold removed from the carbon.

classified tailings

Tailings material (sub-economic ground residue from mineral processing operations) that has been processed to remove fine-grained solids to promote free drainage of water. Commonly used as underground fill material.

continued

A corporation formed under laws other than the federal laws of Canada may apply to be “continued” under the federal Canada Business Corporations Act (the “CBCA”) by applying for a certificate of continuance from the Corporations Directorate. Once the certificate is issued, the CBCA applies to the corporation as if the corporation was incorporated under the CBCA.

crushing plant

A plant in which run-of-mine ore is reduced in size by mechanical crushing to improve the liberation of gold particles for downstream recovery.

crosscuts

An underground working or tunnel that is perpendicular to the trend of the rock layering.

Cu

Copper.

cut and fill

A method of stoping in which ore is removed in slices (or lifts) and then the excavation is filled with rock or other waste material known as back fill, before the subsequent slice is mined.

cyanidation

The process of extracting gold or silver through dissolution in a weak solution of sodium cyanide.

decline

An underground passageway connecting one or more levels in a mine and providing adequate traction for heavy, self-propelled equipment. These underground openings are often driven in a downward spiral, much the same as a spiral staircase.

dextral faults

Faults whose apparent direction of relative movement to each side is towards the right.

diamond drill

A type of rotary drill in which the cutting is done by abrasion rather than (“DDH”) percussion. The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock that is recovered in long cylindrical sections, an inch or more in diameter.

diorites

A light to dark coloured, crystalline intrusive igneous rock, composed of calcium, sodium and iron-bearing alumino-silicate minerals.

dilution

Waste material not separated from mined ore that was below the calculated economic cut-off grade of the deposit. Dilution results in increased tonnage mined and reduced overall grade of the ore.

dip

The angle that a geological structure forms with a horizontal surface, measured perpendicular to the strike of the structure.

doré

Unrefined gold and silver in bullion form.

electrostatic

A device or technology that recovers airborne particular matter.

precipitator

fault

A surface or zone of rock fracture along which there has been displacement, from a few centimeters to a few kilometers in scale.

feeder zones

A channelway in a rock through which mineral-bearing and/or metal-bearing solutions or gases likely moved.

fire assay

A type of analytical procedure that involves the heat of a furnace and a fluxing agent to fuse a sample to collect any precious metals (such as gold) in the sample. The collected material is then analyzed for gold or other precious metals by weight or spectroscopic methods.

float sulphide

A byproduct of the flotation process containing primary metals.

concentrate

flotation

A process by which some mineral particles are induced to become attached to bubbles and float, and other particles to sink, so that the valuable minerals are concentrated and separated from the host rock.

foliation

A parallel orientation of platy minerals or mineral banding in rocks. Most common in metamorphic rocks.

gabbro

A dark coloured, crystalline intrusive igneous rock, composed principally of the calcium, iron and magnesium bearing alumino-silicate minerals.

gangue

Minerals that are sub-economic to recover as ore.

grade

The weight of precious metals in each tonne of ore.

g/t

Grams of gold per metric tonne.

ha

Hectare.

heap leaching

The process of stacking ore in a heap on an impermeable pad and percolating a solution through the ore that contains a leaching agent such as cyanide. The gold that leaches from the ore into the solution is recovered from the solution by carbon absorption or precipitation. After adding the leaching agent, the solution is then recycled to the heap to effect further leaching.

host rock

The body of rock in which mineralization of economic interest occurs.

HQ

Denotes the specific diameter of core in diamond drill.

IP

Induced polarization, a method of ground geophysical surveying using an electrical current to determine indications of mineralization.

isoclinal

Refers to a folded rock, in which two adjacent limbs are parallel.

km

Kilometer.

km2

Square kilometers.

km/h

Kilometers per hour

leach

Gold being dissolved in cyanide solution in heap leaching or in tanks in a processing plant (agitated leach, carbon in pulp, carbon in leach).

long hole open stope

A method of mining that involves drilling holes (typically up to 30 meters long) into an ore body and then blasting a slice of rock that falls into an open space. The broken ore is extracted and the resulting open chamber is not filled with supporting material.

m

Meters.

m2

Square meters.

m3

Cubic meters.

mm

Millimeters.

micron

0.000001 meters.

mill

A plant where ore is crushed and ground to expose metals or minerals of economic value, which then undergo physical and/or chemical treatment to extract the valuable metals or minerals.

mine

An excavation in the earth for the purpose of extracting minerals. The excavation may be an open pit on the surface or underground workings.

mineral reserve

The part of a measured or indicated mineral resource that could be economically mined, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate (at the time of reporting) that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are those parts of mineral resources which, after applying all mining factors, result in an estimated tonnage and grade that, in the opinion of the qualified person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. The term “mineral reserve” need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received, although it does signify that there are reasonable expectations of such approvals. Mineral reserves are subdivided into proven mineral reserves and probable mineral reserves. Mineral reserves fall under the following categories:

proven mineral reserves

That part of a measured mineral resource that is economically mineable, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate (at the time of reporting) that economic extraction is justified.

probable mineral reserves

That part of an indicated (and in some circumstances a measured) mineral resource that is economically mineable, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate (at the time of reporting) that economic extraction can be justified.

mineral resource

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources fall under the following categories:

measured mineral resource

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

indicated mineral resource

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

inferred mineral resource

That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence, limited sampling and reasonably assumed (but not verified) geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

mineralization

Rock containing minerals or metals of potential economic interest.

metallurgy

The science of extracting metals from ores by mechanical and chemical processes and preparing them for use.

monzonite

A coarse-grained igneous rock containing less than 10 percent quartz.

mRL

Meters above sea level.

open-pit mine

An excavation for removing minerals that is open to the surface.

ounce (or oz)

Troy ounce, equal to 31.103 grams.

ore

A natural aggregate of one or more minerals that, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

oxide ore

Mineralized rock in which some of the original minerals, usually sulphide, have been oxidized. Oxidation tends to make the ore more porous and permits a more complete permeation of cyanide solutions so that minute particles of gold in the interior of the minerals will be readily dissolved.

oz/t

Troy ounces per short ton.

Paleozoic

Unit of geologic time spanning from 570 to 245 million years ago.

phyllite

A metamorphic rock containing fine-grained, planar-oriented mica minerals. This orientation imparts a layering to the rock.

plagiogranite

A light-coloured, crystalline intrusive igneous rock, composed of sodium and calcium bearing alumino-silicate minerals and quartz (SiO2).

porphyritic

Texture of an igneous rock in which larger crystals are set in a finer groundmass.

potassic

An alteration type characterized by the pressure of quartz, potassium, feldspar and biotite.

Proterozoic

Unit of geologic time spanning from 2,500 to 570 million years ago.

ramp

An inclined underground tunnel that provides access for mining or a connection between the levels of a mine.

RC

Reverse circulation.

recovery

A term, generally stated as a percentage, used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore.

refractory material

Gold mineralized material in which the gold is not amenable to recovery by conventional cyanidation without any pre-treatment. The refractory nature can be either silica or sulphide encapsulation of the gold or the presence of naturally occurring carbon, which reduces gold recovery.

roasting

A method of oxidizing refractory ore using heat.

roasting agglomerates

A product of the roasting process.

ROM

Run of mine. Pertains to the ore that has been mined but not crushed.

run of mine

Pertains to the ore that has been mined but not crushed.

SAG

Semi-autogenous grinding. A method of grinding rock into fine powder whereby the grinding media consist of larger chunks of rocks and steel balls.

scrubber

A device that removes SO2 from gaseous emissions.

shaft

A vertical or sub-vertical passageway to an underground mine for moving personnel, equipment, supplies and material, including ore and waste rock.

short ton

Equal to 2,000 pounds, equivalent to 0.893 long tonnes or 907.185 kilograms.

shrinkage stoping

A method of stoping that uses part of the broken ore as a working platform and as support for the walls.

sills

A tabular intrusive igneous rock that parallels the planar structure of the surrounding rock.

sinistral faults

Faults whose apparent direction of relative movement to each side is towards the left.

SO2

Sulphur dioxide gas.

splays

A series of minor faults at the extremities of a major fault.

stope

An underground excavation from which ore is being extracted.

strike

Azimuth of a plane surface aligned at right angles to the dip of the plane used to describe the orientation of stratigraphic units or structures.

sulphide ore

Ore containing a significant quantity of unoxidized sulfides.

tailings

The material that remains after all metals or minerals of economic interest have been removed from ore during milling.

tonne

A metric tonne: 1,000 kilograms or 2,204.6 pounds.

trachyte

A type of fine-grained igneous rock.

waste

Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

winze

A vertical or inclined shaft sunk from a point inside a mine.

Zadra methods

A chemical process whereby gold in solution is collected on carbon particles.

SCHEDULE A

ELDORADO GOLD CORPORATION

AUDIT COMMITTEE

Terms of Reference

PURPOSE

The purpose of the Audit Committee (the “Committee”) is to oversee that Management of the Company (the “Management”) has in place an effective system of internal financial controls for reviewing and reporting on the Company’s financial statements; to monitor the independence and performance of the Company’s external auditor (the “Auditor”); to oversee the integrity of the Company’s financial disclosure and reporting and to monitor Management’s compliance with legal and regulatory requirements; and to report on the Committee’s activities on a regular and timely basis to the Board of Directors (the “Board”).

CONSTITUTION AND MEMBERSHIP

1.

The Board will appoint Directors to form the Committee annually at the Board of Directors Meeting following the Annual Shareholders Meeting.

2.

The Board has determined that the Committee will be comprised of at least three Directors (the “Member” or “Members”), all of whom will meet the “independence and financial literacy” qualifications under applicable securities law and one Member shall meet the definition of a “financial expert” as defined by the United States Securities & Exchange Commission as attached as Appendix A to these Terms of Reference.

2.

The Board may remove or replace a Member at any time.  A Member will serve on the Committee until the termination of the appointment or until a successor is appointed.

3.

The Board will appoint the Chairman of the Committee.  The Corporate Secretary of the Company will keep minutes of each meeting.

4.

The Committee or a Committee Member is able to engage any outside advisors at the Company’s expense that it determines is necessary in order to assist in fulfilling the its responsibilities.  The engagement and payment by the Company for the services of an outside advisor is subject to approval by the Chairman of the Audit Committee or the Chairman of the Corporate Governance Committee.

MEETINGS

1.

Meetings of the Committee will be held at the request of a Member of the Committee, the Chief Executive Officer, the Corporate Secretary or the Auditor of the Company at such times and places as may be determine, but in any event at least to review the Company’s quarterly and annual financial disclosure. Twenty-four (24) hours advance notice of each meeting given orally, by telephone, or in writing delivered by facsimile or electronic mail together with an agenda will be given to each Member unless all Members are present and waive notice,and any absent waive notice in writing.

2.

A majority of members of the Committee will constitute a quorum.  Decisions of the Committee will be by an affirmative vote of the majority of those Members voting at a meeting (attendance is as defined by the Company’s Articles).   Powers of the Committee may also be exercised by resolution in writing signed by all the Members of the Committee.

3.

The Committee will have access to the External Auditor and Management of the Company, exclusive of each other, for purposes of performing its duties.  The Committee will meet with the External Auditor independent of Management at least once a year.

4.

The External Auditor will be notified of meetings of the Committee and will attend if requested to do so by a Member or by Management.

RESPONSIBILITIES

The Committee will have the following duties and responsibilities:

1.

Review with the External Auditor and with the Management of the Company prior to the recommendation of the approval of the consolidated financial statements of the Company by the Board:

a)

the audited annual and unaudited quarterly financial statements including the notes thereto;

b)

the appropriateness of the Management Discussion and Analysis of operations contained in the audited annual and unaudited quarterly report and its consistency with the financial statements;

c)

any report or opinion proposed to be rendered in connection with the financial statements, including independent expert reports;

d)

any significant transactions which are not a normal part of the Company’s business;

e)

the nature and substance of significant accruals, reserves and other estimates;

f)

issues regarding accounting and auditing principles and practices as well as the adequacy of internal controls;

g)

all significant adjustments proposed by Management or by the Auditor;

h)

the specifics of any unrecorded audit adjustments;

i)

if applicable, any impairment provisions based on ceiling test calculations;

j)

Independently and periodically review the adequacy of procedures in place for the review of public disclosure of financial information as stated or derived from the financial statements.

k)

review financial statements, MD&A and management’s quarterly and annual earnings release before they are released to the public; and

l)

review in a report to Members of the Board proficient in the technical aspects of preparing a reserve and resource calculation the mineral reserve calculation procedure and the credentials of the qualified person.

2.

Review and approve the audit and review and pre-approve non-audit services, except those non-audit services permitted by the regulators, and related fees and expenses and determine the independence of the External Auditor.

3.

Establish guidelines for the retention of the External Auditor for any non-audit service.

4.

Recommend to the Board the appointment of the External Auditor to be proposed at the annual shareholders’ meeting and the compensation of the External Auditor.  The External Auditor is ultimately accountable to the Board of Directors and the Audit Committee as representatives of the shareholders.

5.

Review and assess internal controls and procedures with the External Auditor, the External Auditor’s perception of the Company’s financial and accounting personnel, any material recommendations which the Auditor may have, the cooperation which the Auditor received during the course of its review and the adequacy of their access to records, data and other requested information.

6.

Require the External Auditor to report to the Audit Committee and:

a)

oversee the work of the External Auditor;

b)

assess the audit team;

c)

assist in the resolution of disagreements between management and the External Auditor regarding financial reporting.

7.

Review and approve hiring policies regarding present and former employees of the present and former External Auditor.

8.

Review with Management the Company’s major financial risk exposures and the steps Management has taken to monitor and control such exposures.

9.

Establish a complaint process “whistle-blowing” procedures.  Establish procedures for the receipt, retention, and treatment of any complaints regarding accounting, internal accounting controls, or auditing matters.  Establish procedures for employees confidential, anonymous submissions in accordance with the Company’s “Whistle Blower Policy”.

10.

Advise the Board with respect to the Company’s policies and procedures regarding compliance with new developments in generally accepted accounting principles, laws and regulations and their impact on the consolidated financial statements of the Company.

11.

Review with Management and the External Auditor, the Company’s internal accounting and financial systems and controls to satisfy itself that the Company maintains and reports on:

a)

the necessary books, records and accounts in reasonable detail to accurately and fairly reflect the Company’s transactions;

b)

effective internal control systems; and

c)

adequate processes for assessing the risk of material misstatement of the financial statements and for detecting control weaknesses or fraud.

12.

Review the External Auditor’s Management Letter and the External Auditor’s Report.  Such Report to be directed to the Committee.

13.

Review the External Auditor’s Report on Internal Controls and report all deficiencies  and remedial actions to the Board.

14.

Direct and supervise the investigation into any matter brought to its attention within the scope of its duties.

15.

Perform such other duties as may be assigned to it by the Board of Directors from time to time or as may be required by applicable regulatory authorities or legislation.

16.

Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

17.

Assess the Committee’s performance of the duties specified in this charter and report its finding to the Board of Directors.

Approved at a meeting of the Board of Directors held March 25, 2008.